Royal Bank reports fourth quarter and 2004 results

Except as otherwise noted, the financial information in this document is in Canadian dollars and is based on United States generally accepted accounting principles (GAAP) financial statements. Capital ratios are based on Canadian GAAP financial information.

Highlights of fourth quarter and 2004 results compared with a year earlier:

•	Fourth quarter net income of $504 million, down $300 million or 37% from a year ago, with $192 million ($125 million after-tax) of the decline attributable to business realignment charges, and $130 million to a goodwill impairment charge (both before and after-tax) at RBC Mortgage.

•	Diluted earnings per share (EPS) of $.76, down $.43 or 36%, with $.19 due to business realignment charges and $.20 due to the goodwill impairment charge.

•	Return on equity (ROE) of 11.0%, down 700 basis points, with 277 basis points reflecting business realignment charges and 288 basis points reflecting the goodwill impairment charge.

•	Total revenues up $149 million or 4%.

•	Non-interest expense up $208 million or 8%.

•	Provision for credit losses of $97 million versus $137 million.

•	Tier 1 capital ratio of 8.9%, down 80 basis points.

•	Net income for the year of $2,839 million, down $197 million or 6%.

•	In 2004, RBC Capital Markets, RBC Global Services, RBC Investments and RBC Insurance all recorded significant earnings improvement over 2003. While RBC Banking’s net income in Canada increased, its U.S. and overall net income declined.

TORONTO, November 30, 2004 – Royal Bank of Canada (RY on TSX & NYSE) today announced net income of $504 million for its fourth quarter ended October 31, 2004, down $300 million or 37% from a year ago. Diluted EPS were $.76, down $.43 or 36%. ROE was 11.0% compared to 18.0% a year ago.

During the fourth quarter, we incurred charges of $192 million ($125 million after-tax) for the business realignment announced on September 9, 2004 – $166 million of employee-related charges (relating to approximately 1,660 position eliminations) and $26 million of premises-related charges, and other charges consisting entirely of professional fees. We also incurred a charge of $130 million (both before and after-tax) relating to the impairment of goodwill at RBC Mortgage.

Commenting on the results, Gordon M. Nixon, President & CEO, said, “We took strong action this quarter to become more efficient and achieve higher revenue growth. While these actions, driven

ROYAL BANK OF CANADA	- 1 -	Fourth Quarter 2004 Report

largely by our business realignment effective November 1, 2004, significantly reduced the quarter’s earnings, they are in the best interests of creating long-term value for shareholders and clients.”

Under Canadian GAAP, fourth quarter net income was $518 million, down $228 million or 31% from a year ago, and diluted EPS were $.78, down $.33 or 30%, with $192 million ($125 million after-tax) or $.19 per share relating to business realignment charges and $130 million or $.20 per share to a goodwill impairment charge at RBC Mortgage.

Net income for the year ended October 31, 2004, was $2,839 million, down $197 million or 6%, largely reflecting higher non-interest expenses, the fourth quarter’s business realignment charges, goodwill impairment charge, and a decline in the translated value of U.S. dollar-denominated earnings due to the strengthening of the Canadian dollar relative to the U.S. dollar in 2004. These factors more than offset the benefits of higher revenues, a decline in the provision for credit losses, and a lower income tax expense. Revenues increased in capital market-related services, other than trading, (such as mutual funds, securities brokerage commissions and underwriting and other advisory fees), as well as from insurance operations and from growth in loans and deposits. The insurance operations now include the Canadian operations of Provident Life and Accident Assurance Company (UnumProvident), acquired on May 1, 2004. The higher non-interest expenses were largely due to an increase in human resources expenses (primarily higher benefit costs and higher variable compensation costs which reflected an increase in revenues) and settlement costs relating to a dispute with Cooperatieve Centrale Raiffeisen-Boerenleenbank, B.A. (Rabobank) net of a related reduction in compensation in the first quarter.

Total revenues in the fourth quarter were up $149 million or 4% from a year ago, despite a $95 million reduction in revenues due to the strengthening of the Canadian dollar against the U.S. dollar. The increase reflected strong growth in average loans and deposits of 14% and 8%, respectively, and higher revenues from RBC Insurance (which now include UnumProvident), RBC Capital Markets and RBC Global Services.

Non-interest expense increased $208 million or 8% from last year’s fourth quarter, reflecting higher benefit costs, higher salary costs, greater variable compensation costs (reflecting higher revenues) and an increase in occupancy costs. The appreciation of the Canadian dollar relative to the U.S. dollar from the fourth quarter of 2003 reduced non-interest expense by $65 million.

The total provision for credit losses was $97 million in the fourth quarter of 2004 compared to $125 million last quarter and $137 million a year ago. The decline compared to a year ago was due to fewer new problem loans, the favourable resolution of a number of earlier problem loans and a $25 million reversal of the general allowance in RBC Capital Markets.

Compared to the third quarter of 2004, net income was down $264 million or 34%, and diluted EPS were down $.39 or 34%, largely reflecting this quarter’s $192 million ($125 million after-tax) or $.19 per share business realignment charges, and $130 million or $.20 per share goodwill impairment charge.

At October 31, 2004, the Tier 1 capital ratio was 8.9% and the Total capital ratio was 12.4%, compared to 9.7% and 12.8%, respectively, one year ago, and above our medium-term goals of 8-8.5% and 11-12%, respectively.

ROYAL BANK OF CANADA	- 2 -	Fourth Quarter 2004 Report

President & Chief Executive Officer’s message

In 2004, we delivered solid earnings growth in four of our five businesses, continued strength in portfolio quality and higher market shares in key areas such as credit cards, personal loans, residential mortgages and mutual funds in Canada. We continue to provide product innovation that helps our clients meet their needs. The Client First initiative we announced on September 9 is intended to realign the company to focus more effectively on our distinct client groups in Canada, the U.S. and internationally. Objectives of this initiative include accelerating revenue growth through creative solutions and client service, controlling costs more aggressively and improving productivity.

Realignment activities and goodwill impairment charge

During the quarter, we eliminated a number of executive and senior management positions, commenced streamlining resources, and took actions to close down redundant premises. For example, we announced that we would consolidate, by January 2005, RBC Mortgage’s Chicago headquarters into its Houston office, which was the base of Sterling Capital Mortgage Company acquired by us in September 2003. We took business realignment charges of $192 million during the quarter and a $130 million goodwill impairment charge at RBC Mortgage. While these actions significantly reduced the quarter’s earnings, we believe they position us for better performance in future years.

Performance review

Largely as a result of the business realignment charges of $192 million ($125 million after-tax) and the goodwill impairment charge of $130 million, fourth quarter net income declined to $504 million and diluted EPS to $.76.

While RBC Banking recorded a decline in net income during the year as a result of its U.S. operations, our remaining four business segments generated significant earnings growth over 2003, as detailed in the business discussions below.

Our performance in 2004, compared to our objectives for the year, is shown on page 6. We performed well in the areas of portfolio quality and capital ratios and met our dividend payout ratio objective. However, our revenue, expense, earnings growth and ROE objectives were not met. Revenue grew 2% (despite a stronger Canadian dollar relative to the U.S. dollar, which reduced revenues by $500 million or 3%) reflecting weaker results from our U.S. Banking operations. The 8% expense increase for the year, which occurred despite a reduction in expenses of $345 million due to the stronger Canadian dollar, largely reflected higher benefit costs and higher variable compensation costs (which reflected an increase in revenues), and costs of the Rabobank settlement in the first quarter. The above-mentioned factors, together with this quarter’s business realignment charges and goodwill impairment charge, led to far lower earnings growth and ROE than we had targeted for this year. Our valuation as measured by our share price performance, also, did not meet our objectives.

Retail businesses

RBC Banking’s 2004 earnings declined 17% from last year. While earnings in Canada were up $66 million or 5%, those in the United States fell $324 million, reflecting the $130 million goodwill impairment at RBC Mortgage, lower origination volumes and margins at RBC Mortgage, lower returns in RBC Centura’s investment portfolio and the business realignment charges of $28 million ($19 million after-tax). Loan growth in Canada was strong this year. Average residential mortgages were up 11% over 2003, as we introduced new customer solutions including RBC Homeline Plan and maintained our number one position in Canada. Personal loan and credit card volumes were up 12% and 14%, respectively, reflecting continued success of our Royal Credit Line product, improved retention and growth through new card offerings.

ROYAL BANK OF CANADA	- 3 -	Fourth Quarter 2004 Report

RBC Investments’ full-year earnings rose 19%, driven by strong performances from the U.S. and Canadian brokerage businesses and the Canadian asset management operations.

RBC Insurance also recorded a 19% increase in net income in 2004 over last year, due to higher earnings from the Canadian life and health operations (which now include UnumProvident) and the home and auto business.

Institutional businesses

RBC Capital Markets’ 2004 earnings rose 34% from 2003 despite a $74 million decline due to the Rabobank settlement. Solid performance in investment banking, higher returns from private debt and equity investments and a lower provision for credit losses contributed to the performance.

RBC Global Services recorded a 26% increase in net income in 2004, reflecting solid revenue growth in all businesses, a lower provision for credit losses and good cost management.

New business structure

Effective November 1, 2004 we aligned our prior five business segments into three segments structured around client needs and geographic locations: (1) a Canadian personal and business segment, which combines our Canadian banking, investments and insurance businesses and also includes our U.S. insurance and global reinsurance businesses; (2) a U.S. and international segment, which includes banking and investments in the U.S., banking and brokerage in the Caribbean, and Global Private Banking internationally; and (3) a global capital markets segment, which includes corporate and commercial banking.

We are integrating all our systems and operating capabilities in a global technology and operations group. We have also created a Chief Operating Officer position with responsibility for corporate strategy and all our corporate functions.

We will begin reporting our financial results on this new basis in the first quarter of 2005.

2005 objectives and medium-term goals

In light of the business realignment, which has better revenue growth and cost management as important priorities, we have set more aggressive objectives for 2005, as shown on page 6, in the areas of revenue growth, expense control, earnings growth and ROE than we had in place for 2004. We have established specific capital ratio objectives for 2005, similar to our medium-term goals.

We have made three changes to our medium-term goals this year – raised the earnings per share growth goal to 15%+ from 10 to 15%, introduced a new goal for expense control (which is to grow expenses at no more than half the rate of revenue growth) and raised the portfolio quality goal in light of the more meaningful method of measuring it.

Top priorities for 2005

Our top priorities for 2005 are to achieve the aggressive financial objectives we have set for ourselves, continue to successfully roll out the various initiatives that are a part of our business realignment, and significantly re-profile our U.S. operations and increase their returns. In that regard, we have started to cut costs in a number of areas, for example, by closing low-return branches and slowing down the plans for RBC Centura’s branch openings in 2005, and seeking ways to enhance U.S. revenues. As a result of these actions, we are targeting improved profitability of our U.S. Banking operations in 2005.

ROYAL BANK OF CANADA	- 4 -	Fourth Quarter 2004 Report

Through most of the last decade we have delivered strong returns to our shareholders, and it is our objective to regain our valuation leadership and deliver top quartile total returns to our shareholders.

I would like to acknowledge the contribution of our people throughout the past year and their dedication to making Royal Bank of Canada one of North America’s finest companies.

Gordon M. Nixon
President & Chief Executive Officer

ROYAL BANK OF CANADA	- 5 -	Fourth Quarter 2004 Report

PERFORMANCE COMPARED TO OBJECTIVES

Medium-term
	2004		2004				goals
	objectives		performance		2005 objectives		(3-5 year)
1. Valuation
Maintain top quartile valuation levels:
	1st quartile of		3rd quartile of		1st quartile of		N/A
• Share price/book value:	S&P/TSX		S&P/TSX		S&P/TSX
	Composite Banks		Composite Banks		Composite Banks
	Index		Index(1)		Index

	1st quartile of		3rd quartile of		1st quartile of
• Share price/earnings:	S&P/TSX		S&P/TSX		S&P/TSX
	Composite Banks		Composite Banks		Composite Banks
	Index		Index(2)		Index

	Above S&P/TSX		Below S&P/TSX		Above S&P/TSX
Share price growth:	Composite Banks		Composite Banks		Composite Banks
	Index		Index		Index

2. Earnings growth
Grow diluted earnings per share by:	10-15%		(4)	%(3)	20%+		15%+

3. Return on common equity (ROE)
Achieve an ROE of:	17-19%		15.9	%(4)	18-20%		20%+

4. Revenue growth
Achieve revenue growth of:	5-8%		2%		6-8	%(5)	8-10%

5. Non-interest expense control
Non-interest expense versus	Expense growth		Expense growth 8%		Less than 3%(5)		No more than half
revenue:	less than		and revenue				of revenue growth
	revenue growth		growth 2%

6. Portfolio quality
Achieve a ratio of specific provisions for credit losses to average loans, acceptances and reverse repurchase agreements:	.35-.45%		.22%		N/A		N/A

Achieve a ratio of specific provisions for credit losses to average loans and acceptances:	N/A		.27%		.35-.45%		.40-.50%

7. Capital management
Capital ratios(6):	Maintain strong		8.9% Tier 1 capital		8-8.5% Tier 1		8-8.5% Tier 1
	capital ratios		ratio		capital ratio		capital ratio

			12.4% Total capital		11-12% Total		11-12% Total
			ratio		capital ratio		capital ratio

8. Dividend payout ratio(7)	40-50	%(8)	47%		40-50%		40-50%

(1)	Computed by us on October 31, 2004, based on book values at July 31, 2004.

(2)	Computed by us on October 31, 2004, based on analysts’ average diluted EPS estimates for 2005.

(3)	Including 429 and 447 basis point reductions due to Q4 business realignment and goodwill impairment charges respectively.

(4)	Including 70 and 73 basis point reductions due to Q4 business realignment and goodwill impairment charges respectively.

(5)	Based on our expectation of an average Canadian dollar value of U.S.$.80 in 2005.

(6)	Calculated using guidelines issued by the Superintendent of Financial Institutions Canada (OSFI).

(7)	Common dividends as a percentage of net income after preferred dividends.

(8)	Raised from 35-45% at the end of the first quarter of 2004.

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FOURTH QUARTER BUSINESS HIGHLIGHTS

Key fourth quarter 2004 enhancements to each of our business segments are discussed below.

RBC Banking

Expanded cross-border capabilities

•	In early September, RBC Banking introduced its AccessUSA account to better meet the cross-border needs of Canadians who travel or work in the United States. This service provides: instant and free money transfers, online and by telephone, between accounts at RBC Royal Bank and RBC Centura; competitive rates and excellent options with RBC Insurance’s Travel Health ProtectorR Insurance; and loan approvals based on Canadian credit history for clients requiring mortgages, Visa cards and credit lines in the U.S. As of October 31, 2004, over 2,100 clients had purchased this new package.

New product development

•	Also this quarter, RBC Royal Bank became the first major Canadian financial institution to offer its clients the ability to use their debit cards when shopping in the United States. Clients can now use their debit cards to access their primary Canadian chequing account for purchases at over a million retailers in the U.S. This new service leverages an alliance between Acxsys Corporation, the architects of the Interac national PIN debit network in Canada, which RBC Royal Bank participates in, and NYCE Corporation, one of the largest debit networks in the United States.

RBC Investments

Product enhancements

•	In September, RBC Asset Management Inc. introduced two “funds of funds” designed to provide investors with regular, tax-efficient cash flows from their non-registered investments. The RBC Cash Flow Portfolio and the RBC Enhanced Cash Flow Portfolio provide alternatives to fixed income investments, such as GICs, and generate regular income for investors in a more tax effective way.

•	Also in September, RBC Asset Management Inc. launched the RBC Global Corporate Bond Fund, further expanding its product offerings for clients looking to enhance yields and provide additional diversification for their portfolios.

•	In October, RBC Dain Rauscher introduced RBC Total Portfolio, which represents the firm’s delivery of the latest industry innovation in professionally managed accounts. The concept behind RBC Total Portfolio is what is known in the industry as a Unified Managed Account (UMA) which combines clients’ multiple fee-based accounts into one package, providing them with disciplined, personalized and simplified access to professional portfolio management.

Sales leadership

•	RBC Asset Management Inc. led the Canadian mutual fund industry in total and long-term net sales over the 12 months ending October 31, 2004 and increased its market share for long- term funds by 51 basis points, to 8.28% and overall by 13 basis points for a total market share of 9.54%. This success has been aided by the development of the Maximizing Retirement

ROYAL BANK OF CANADA	- 7 -	Fourth Quarter 2004 Report

Income campaign, to support clients needing to supplement their existing income in the face of low, but rising, interest rates.

Industry recognition

•	In October, Global Private Banking won an award recognizing its excellence in international trust administration at the prestigious In Brief High Nets 2004 awards. In Brief is one of the UK’s leading legal magazines aimed at partners and lawyers of the top 100 law firms and business executives. Launched in January 2004, the High Nets are the world’s first awards to exclusively recognize the best UK and offshore-based companies and individual advisors working in the private client industry.

RBC Insurance

Sale of Liberty Insurance Services Corp.

•	Subsequent to year-end, on November 23, 2004, we announced the sale of Liberty Insurance Services Corp., our U.S. business process outsourcing and software solutions operations, to IBM. We also agreed to enter into a long-term services agreement with IBM to perform certain processing and managing functions for our U.S. operations of RBC Insurance. The sale which is expected to close by December 31, 2004 will result in the transfer of approximately 700 employees to IBM.

New product development

•	In August, RBC Insurance launched Phase one of its eRapids program. This involved updating the look and feel of the existing home and auto insurance online quoting application to add new functionality. Key enhancements include: the ability to modify information before getting a guaranteed premium as well as being able to save a quote; a Client Self Serve area, which allows users to create an online profile with RBC Insurance; and the option for users to provide more detailed information prior to calling RBC Insurance to purchase a policy.

•	In September, the U.S. life insurance division introduced a pilot of its RBC EasyAps™ system. This innovative automated application process is designed to speed application submission, underwriting and policy issuance for the U.S. agency sales operation. It integrates client contact management, forms management, underwriting and administration systems in a series of web-based applications that run in a desktop environment.

RBC Capital Markets

Major transaction

•	In Canada, RBC Capital Markets was the joint book running manager for the underwriting syndicate that raised $3.2 billion in a secondary offering of common shares for Petro-Canada. This was the largest transaction of its kind in the history of the Canadian capital markets.

International expansion

•	In Europe, we officially opened a new state-of-the-art trading floor and substantially expanded our presence in the precious metals markets with the addition of a team that provides world-class bullion products and services to central banks, institutional investors, mining companies and hedge funds.

ROYAL BANK OF CANADA	- 8 -	Fourth Quarter 2004 Report

New product development

•	RBC Capital Markets led the first offering of Enhanced Income Securities in 2004, an innovative structure in the U.S., analogous to Canadian Income Trusts and REITs. We were the sole structuring advisor to B&G Foods Holdings Corp. and book running manager for the initial public offering that raised U.S.$300 million for the client.

RBC Global Services

Industry leadership

•	Treasury Management & Trade continues to be the Canadian market leader in cash management and trade. Based on the 2004 Maritz: Thompson Lightstone, Cash Management and Electronic Business Banking Study, RBC Global Services is viewed as the leader in Canada in technology and cash management expertise. For the fifth year in a row, the 2004 Stewart & Associates Survey of Banking Fees ranked RBC first among the major six domestic banks in overall cash management service quality. For the second consecutive year, Global Finance Magazine named RBC “Best Trade Finance Bank in Canada.”

•	Institutional & Investor Services earned the distinction of being named best sub-custodian in North America in the 2004 Agent Bank Review by Global Custodian magazine, making us one of only three custodians worldwide to achieve “Top-Rated” status every year since the survey began in 1989.

Access to quarterly and year-end results materials

Interested investors, the media and others may review this quarterly earnings release, quarterly results slides and supplementary financial information at rbc.com/investorrelations.

Quarterly and year-end conference call and webcast presentation

Interested parties can listen to our fourth quarter and year-end results conference call with analysts and institutional investors live, and archived, via the Internet and toll-free telephone.

The conference call is scheduled for Tuesday, November 30, 2004 at 2:00 p.m. (EST). At that time, senior executives will comment on the results for the fourth quarter and year-end and respond to questions from analysts and institutional investors. The conference call may be accessed on a listen-only basis:

via the Internet at:

rbc.com/investorrelations/conference

via telephone at:

416-470-1140 (within Toronto) or 1-877-793-3791 (toll-free outside Toronto). Please call between 1:50 and 1:55 p.m. (EST). A replay of the conference call can be accessed after 4:30 p.m. (EST) on November 30 until midnight December 21, 2004 at 416-695-5800 or 1-800-408-3053 and entering passcode 3113767.

Media Relations Contact

Beja Rodeck, Media Relations, beja.rodeck@rbc.com, 416-974-5506 (within Toronto) or 1-888-880-2173 (toll-free outside Toronto)

Investor Relations Contacts

Nabanita Merchant, Senior Vice President, Investor Relations, nabanita.merchant@rbc.com, 416-955-7803

Peter Barnes, Senior IR Professional, Investor Relations, peter.barnes@rbc.com, 416-955-7809

ROYAL BANK OF CANADA	- 9 -	Fourth Quarter 2004 Report

ABOUT ROYAL BANK OF CANADA

Royal Bank of Canada (TSX, NYSE: RY) uses the initials RBC as a prefix for its businesses and operating subsidiaries, which operate under the master brand name of RBC Financial Group. Royal Bank of Canada is Canada’s largest bank as measured by market capitalization and assets, and is one of North America’s leading diversified financial services companies. It provides personal and commercial banking, wealth management services, insurance, corporate and investment banking, and transaction processing services on a global basis. The company employs approximately 60,000 people who serve more than 12 million personal, business and public sector clients through offices in North America and some 30 countries around the world. For more information, please visit rbc.com.

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Our financial information is expressed in Canadian dollars and is prepared in accordance with each of United States and Canadian generally accepted accounting principles (GAAP). U.S. GAAP financial information is provided on pages 28-40. Canadian GAAP financial information, including a reconciliation of significant differences from U.S. GAAP financial information, is provided on pages 43-58.

MANAGEMENT’S DISCUSSION OF FOURTH QUARTER RESULTS

This discussion of our financial condition and results of operations is provided to enable a reader to assess material changes in financial condition and results of operations for the three-month period ended October 31, 2004, compared to the corresponding period in the preceding fiscal year, with a brief discussion of our twelve- month period ended October 31, 2004. Full-year management’s discussion and analysis prepared in accordance with applicable legal requirements will be filed in late December 2004. Our discussion of the fourth quarter is based on financial information prepared in accordance with United States generally accepted accounting principles (GAAP). Except as noted in the supplemental discussions on pages 13, 17, 18 and 20, this discussion would not contain material differences if based on financial information prepared in accordance with Canadian GAAP. Capital ratios are computed based on Canadian GAAP information.

OVERVIEW

Summary data

				For the three months ended
	Q4/04 vs Q4/03			October 31,	October 31,
(C$ millions, except per share data and percentage amounts)	Increase (decrease)			2004	2003
Total revenues	$149		4%	$4,398	$4,249
Non-interest expense	$208		8%	$2,790	$2,582
Business realignment charges	$192		n.m.	$192	—
Goodwill impairment charge	$130		n.m.	$130	—
Provision for (recovery of) credit losses
Allocated specific provision for credit losses	$(15)		(11)%	$122	$137
General provision for credit losses	$(25)		n.m.	$(25)	—
Earnings per share (EPS) – diluted	$(.43)		(36)%	$.76	$1.19
Net income	$(300)		(37)%	$504	$804
Return on equity (ROE)	(700	)bp		11.0%	18.0%
Business segment net income:
RBC Banking	$(241)		(64)%	$138	$379
RBC Investments	$(29)		(23)%	$97	$126
RBC Insurance	$9		15%	$70	$61
RBC Capital Markets	$33		25%	$164	$131
RBC Global Services	$7		16%	$51	$44
Other	$(79)		n.m.	$(16)	$63

n.m. – not meaningful

Net income was $504 million for the fourth quarter ended October 31, 2004, down $300 million or 37% from a year ago. Diluted EPS were $.76, down $.43 or 36%. ROE was 11.0% compared to 18.0% a year ago.

We took aggressive action this quarter to position our company for better revenue growth, efficiency and success. On September 9, we announced that, effective November 1, 2004, we were realigning our organizational structure, resources and processes to serve our clients better and more efficiently across all of our businesses, find new ways to generate stronger revenue growth, and streamline our organization and processes for faster decision making, quicker implementation and better productivity. As part of the realignment, effective November 1, 2004, our prior five business segments were realigned into three segments: (1) a Canadian personal and business segment, which combines Canadian banking, investments and insurance businesses and also includes our U.S. insurance and global reinsurance businesses; (2) a U.S. and international segment, which includes banking and investments in the U.S., banking and brokerage in the

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Caribbean, and Global Private Banking internationally; and (3) a global capital markets segment, which includes corporate and commercial banking.

We are integrating all our systems and operating capabilities in a global technology and operations group. We expect the majority of staff and occupancy cost reductions to be completed during 2005. The more complex technology initiatives will likely yield results in 2006 and 2007.

We will begin reporting our financial results under our new structure in the first quarter of 2005. We believe that as a result of the realignment, we will record better expense control and revenue growth performance in Canada and the United States and have accordingly established more aggressive financial objectives for 2005.

The business realignment charges by category and business segment are summarized below.

Q4/04 Business realignment charges

	Employee-	Premises-			Related	Total
	related	related	Other	Total	income	charges
(C$ millions)	charges	charges	charges	charges	taxes	(after-tax)
RBC Banking	$62	$13	—	$75	$26	$49
RBC Investments	$17	—	—	$17	$6	$11
RBC Insurance	$8	—	—	$8	$3	$5
RBC Capital Markets	$25	—	—	$25	$9	$16
RBC Global Services	$3	—	—	$3	$1	$2
Other	$51	—	$13	$64	$22	$42

Total	$166	$13	$13	$192	$67	$125

During the quarter, we eliminated a number of executive and senior management positions, commenced streamlining resources, and took actions to close down redundant premises. We took business realignment charges of $192 million ($125 million after-tax) during the quarter including $166 million of employee-related charges and $26 million of premises-related charges, and other charges consisting entirely of professional service fees. The employee-related charge of $166 million relates to approximately 1,660 position eliminations, largely in head office and support roles, made redundant by the realignment of our five business segments into three and by the ongoing consolidation of our operations and technology platforms. About 40 staff of the approximately 1,660 positions (primarily executive and senior management staff) were notified by October 31, 2004, with the majority of the remaining positions expected to be eliminated in 2005. We are in the process of closing 38 of RBC Mortgage’s 213 branches in the U.S., with an additional 9 RBC Mortgage branches and 10 of RBC Centura’s 275 branches scheduled to be closed in 2005. In January 2005, the Chicago headquarters of RBC Mortgage will be closed and the operations transferred to our Houston office. While these actions significantly reduced the quarter’s earnings, we believe they position us for better performance in the future.

Coincident with the completion of our annual goodwill impairment test, we announced our business realignment. The results of our goodwill impairment test, which was based on a discounted cashflow model, indicated that the goodwill attributable to RBC Mortgage is impaired by $130 million. As a result, we recorded a $130 million goodwill impairment charge (before and after-tax as this goodwill impairment is not deductible for tax purposes).

Our fourth quarter results were affected by a number of other factors. We continued to deliver solid loan and deposit growth as the result of our ongoing marketing initiatives and product and service launches, but their impact was dampened by low interest rates and competitive pricing pressures, which continue to compress deposit and mortgage spreads, and by the significant appreciation of the Canadian dollar relative to the U.S. dollar compared to a year ago. On the expense side, we experienced higher benefit costs, salaries, variable compensation expenses and occupancy costs. Further improvement in the credit environment resulted in lower nonaccrual loans and a lower provision for credit losses in the quarter.

A 7% appreciation of the Canadian dollar relative to the U.S. dollar (to an average of U.S.$.792 in the fourth quarter from an average of U.S.$.740 in the fourth quarter of 2003) reduced the translated value of U.S. dollar-denominated net income by approximately $12 million, revenues by $95 million and non-interest expense by $65 million. The movement of the Canadian dollar relative to major currencies other than the U.S. dollar had a minimal impact this quarter compared to a year ago. If the Canadian dollar were to remain at the fourth quarter

ROYAL BANK OF CANADA	- 12 -	Fourth Quarter 2004 Report

level in 2005, it would be up 4% from an average rate of U.S.$.762 in 2004. This would reduce the translated value of U.S. dollar-denominated revenues, expenses and earnings in 2005.

Net income for the year ended October 31, 2004 was $2,839 million, down $197 million or 6%, largely reflecting a $784 million increase in non-interest expenses, the fourth quarter’s business realignment charges of $192 million, the goodwill impairment charge of $130 million and a $55 million decline in the translated value of U.S. dollar-denominated earnings due to the strengthening of the Canadian dollar relative to the U.S. dollar in 2004. These factors more than offset the benefits of a $403 million increase in revenues, a $368 million decline in the provision for credit losses and a lower income tax expense. Revenues increased in capital market-related services, other than trading, (such as mutual funds, securities brokerage commissions and underwriting and other advisory fees), as well as from insurance operations and from growth in loans and deposits. The insurance operations now include the Canadian operations of Provident Life and Accident Assurance Company (UnumProvident), acquired on May 1, 2004. The higher non-interest expenses were largely due to an increase in human resources expenses (primarily higher benefit costs and higher variable compensation costs which reflected an increase in revenues) and settlement costs relating to a dispute with Rabobank net of a related reduction in compensation in the first quarter. The increases in revenues and non-interest expenses are described on page 20 and 21.

Total revenues in the fourth quarter were up $149 million or 4% from a year ago, despite a $95 million reduction in revenues due to the strengthening of the Canadian dollar against the U.S. dollar. The increase reflected strong growth in average loans and deposits of 14% and 8%, respectively, and higher revenues from RBC Insurance (which now include UnumProvident), RBC Capital Markets and RBC Global Services.

Non-interest expense increased $208 million or 8% from last year’s fourth quarter, reflecting higher benefit costs (largely relating to pension, post-retirement benefits and employee savings plan expenses), higher salary costs (reflecting an increase in the number of employees, largely due to acquisitions conducted over the past year), greater variable compensation costs (reflecting higher revenues) and higher occupancy costs. The increase in occupancy costs reflects the reversal in last year’s fourth quarter of a reserve previously established for vacant space that was subsequently sub-leased. The appreciation of the Canadian dollar relative to the U.S. dollar from the fourth quarter of 2003 reduced non-interest expense by $65 million.

The total provision for credit losses was $97 million in the fourth quarter of 2004 compared to $125 million last quarter and $137 million a year ago. The decline compared to a year ago was due to fewer new problem loans, the favourable resolution of a number of earlier problem loans and a $25 million reversal of the general allowance in RBC Capital Markets.

Compared to the third quarter of 2004, net income was down $264 million or 34%, and diluted EPS were down $.39 or 34%, largely reflecting this quarter’s $192 million ($125 million after-tax) or $.19 per share business realignment charges and this quarter’s $130 million or $.20 per share goodwill impairment charge.

At October 31, 2004, the Tier 1 capital ratio was 8.9% and the Total capital ratio was 12.4%, compared to 9.7% and 12.8%, respectively, one year ago, and above our medium-term goals of 8-8.5% and 11-12%, respectively.

Supplemental discussion – Canadian GAAP

Under Canadian GAAP, fourth quarter net income was $518 million, down $228 million or 31% from a year ago, and diluted EPS were $.78, down $.33 or 30%, as this quarter’s business realignment charges of $192 million ($125 million after-tax) or $.19 per share and goodwill impairment of $130 million or $.20 per share together with higher non-interest expenses more than offset the benefits of higher revenues and a lower provision for credit losses.

Full-year net income was $2,817 million, down $188 million or 6% from the same period a year ago, and full-year diluted earnings per share were $4.23, down $.16 or 4%, for the same reasons as mentioned above.

RESULTS BY GEOGRAPHIC SEGMENT

As shown in the table on page 38 (page 52 for Canadian GAAP), fourth quarter net income from Canadian operations was $466 million, down $119 million or 20% from a year ago. Net loss from U.S. operations was $84

ROYAL BANK OF CANADA	- 13 -	Fourth Quarter 2004 Report

million versus a profit of $86 million a year ago. Other international net income was $122 million, down $11 million from a year ago.

For the full year, net income from Canadian operations was $2,161 million, up $73 million or 4%. U.S. operations reported net income of $30 million for the full year, down $333 million or 92%. Other international net income was $648 million in 2004, up $63 million or 11% from 2003.

RESULTS BY BUSINESS SEGMENT

Financial results for the business segments for the current quarter, previous quarter and same quarter a year ago are shown on page 38 (page 52 for Canadian GAAP). Financial results for the business segments for the twelve months ending October 31, 2004 and October 31, 2003, are shown on page 39 (page 53 for Canadian GAAP).

GAAP does not prescribe a method for allocating equity to business segments. For management and reporting purposes, we attribute common equity to our business segments (including the Other segment) based on methodologies designed to measure the equity capital necessary to underpin the risks of the businesses in each segment, as discussed on page 54 of our 2003 Annual Report. Common equity in excess of that required to support the risks in our five business segments is allocated to the Other segment. The capital attribution methodologies involve judgment by management, are revised from time to time with changes applied prospectively and affect other measures such as business segment ROE.

Average common equity attributed to RBC Banking and RBC Capital Markets in the fourth quarter of 2004 was lower than a year ago. This is partially due to the decline in the translated value of U.S. dollar-denominated assets as a result of the appreciation of the Canadian dollar relative to the U.S. dollar. The decrease in RBC Capital Markets was also the result of lower credit risk, partially offset by an increase in equity attributed for higher market risk. Average common equity attributed to RBC Insurance was higher, largely due to the acquisition of UnumProvident on May 1, 2004.

RBC Banking

				For the three months ended
	Q4/04 vs Q4/03			October 31,	October 31,
(C$ millions, except percentage amounts)	Increase (decrease)			2004	2003
Total revenues	$24		1%	$1,889	$1,865
Non-interest expense	$116		10%	$1,264	$1,148
Business realignment charges	$75		n.m.	$75	—
Goodwill impairment charge	$130		n.m.	$130	—
Provision for credit losses
Allocated specific provision for credit losses	$2		2%	$133	$131
General provision for credit losses	—		n.m.	—	—
Net income	$(241)		(64)%	$138	$379
ROE	(1,250	)bp		8.0%	20.5%
Average allocated common equity	$(250)		(3)%	$7,050	$7,300

n.m. – not meaningful

Fourth quarter net income declined $241 million or 64% from a year ago, reflecting a $130 million goodwill impairment charge at RBC Mortgage, business realignment charges this quarter of $75 million ($49 million after-tax) and a $26 million ($20 million after-tax) write-down of an investment in AOL Canada (a similar write-down was recorded in Other as mentioned on page 19). Coincident with the completion of our annual goodwill impairment test, we announced our business realignment. The results of our goodwill impairment test indicated that the goodwill attributable to RBC Mortgage is impaired by $130 million. As a result, we recorded a goodwill impairment charge of $130 million.

The strengthening of the Canadian dollar against the U.S. dollar reduced RBC Banking’s revenues by $18 million and non-interest expense by $19 million and increased net income by $1 million compared to last year’s fourth quarter.

Earnings in Canada decreased $60 million or 17%, largely reflecting $47 million ($30 million after-tax) in business realignment charges, and the $26 million ($20 million after-tax) investment write-down. Revenues increased in Canada, but this was more than offset by higher expenses. U.S. operations recorded a net loss of $175 million in the quarter, compared to net income of $1 million a year ago. This decline mostly reflects the

ROYAL BANK OF CANADA	- 14 -	Fourth Quarter 2004 Report

RBC Mortgage goodwill impairment charge of $130 million and business realignment charges for RBC Centura and RBC Mortgage of $28 million ($19 million after-tax) this quarter.

RBC Mortgage’s fourth quarter results include a year-to-date adjustment for consolidation of its Affiliated Business Arrangements with home builders and realtors, previously accounted for using the equity method. While there was no overall impact on net income, fourth quarter revenue increased by $17 million, non-interest expense by $10 million and non-controlling interest by $7 million as a result of the adjustment.

Revenues increased $24 million or 1% from last year, despite an $18 million reduction due to the stronger Canadian dollar. Revenues in Canada rose $51 million or 3%, as strong growth in average loan and deposit balances of 10% and 6%, respectively and higher fee income were partly offset by spread compression on mortgages and deposits and the $26 million ($20 million after-tax) investment write-down. Revenues in the U.S. were down $24 million or 10% from a year ago. RBC Centura’s revenues declined $39 million or 16% (11% on a U.S. dollar basis) despite strong loan growth, due to last year’s $21 million ($13 million after-tax) of gains on branch sales and lower net interest income in its investment portfolio as a result of higher funding costs and lower yields. RBC Mortgage’s revenues increased by $15 million from last year to $23 million, reflecting the adjustment for Affiliated Business Arrangements mentioned above.

Non-interest expense increased $116 million or 10% from a year ago. In Canada, expenses grew $97 million or 11%, with $47 million attributable to higher benefit and other compensation costs. In addition, we recorded higher costs for advertising, marketing and professional fees. U.S. expenses increased $14 million or 6%.

Business realignment charges were $75 million ($49 million after-tax), as shown in the table on page 12, with $47 million ($30 million after-tax) in Canada and $28 million ($19 million after-tax) in the U.S. where we also recorded the $130 million goodwill impairment charge at RBC Mortgage.

ROE declined to 8.0% from 20.5% a year ago, due to lower earnings this quarter.

Full-year net income was $1,287 million, down $267 million or 17% from the same period a year ago. Earnings in Canada increased $66 million or 5% as a result of strong loan and deposit growth, higher fee income, lower income taxes and a $76 million ($49 million after-tax) reversal of the general allowance in the first quarter of this year, partially offset by a narrower net interest margin, higher benefit and other compensation costs and the business realignment charges booked in the fourth quarter. Earnings in the U.S. declined $324 million, reflecting the goodwill impairment charge of $130 million at RBC Mortgage, lower origination volumes and margins at RBC Mortgage, lower returns in RBC Centura’s investment portfolio and the business realignment charges of $28 million ($19 million after-tax). During the quarter, we revisited the business segment reporting and determined that the mark-to-market changes on certain derivatives that do not qualify for hedge accounting attributable to RBC Mortgage, should be recorded in RBC Banking on the basis that it actively manages these activities, whereas Corporate Treasury provides advisory services. Consequently, we reclassified to RBC Banking the $22 million ($13 million after-tax) of losses on certain economic hedges recorded in Other in the third quarter of 2004, reducing net income previously reported in the third quarter of 2004 for RBC Banking’s U.S. operations to $3 million and total RBC Banking net income to $376 million.

RBC Investments

				For the three months ended
	Q4/04 vs Q4/03			October 31,	October 31,
(C$ millions, except percentage amounts)	Increase (decrease)			2004	2003
Total revenues	$2		—	$916	$914
Non-interest expense	$38		5%	$760	$722
Business realignment charges	$17		n.m.	$17	—
Net income	$(29)		(23)%	$97	$126
ROE	(440	)bp		14.6%	19.0%
Average allocated common equity	—		—	$2,600	$2,600

n.m. – not meaningful

Fourth quarter net income of $97 million was $29 million lower than a year ago mainly as a result of $16 million ($13 million after-tax) of gains recorded a year ago on the sale of an investment, the quarter’s business realignment charges of $17 million ($11 million after-tax) and the strengthening of the Canadian dollar relative to the U.S. dollar which reduced net income by $10 million ($7 million after-tax).

ROYAL BANK OF CANADA	- 15 -	Fourth Quarter 2004 Report

Net income from U.S. operations was $25 million, down $10 million from a year ago, reflecting business realignment charges of $8 million ($5 million after-tax), the strengthening of the Canadian dollar relative to the U.S. dollar which reduced net income by $3 million ($2 million after-tax), and lower capital market fees and trading revenue, partly offset by lower retention compensation costs.

Total revenues increased by $2 million from a year ago, despite a $39 million reduction due to the stronger Canadian dollar compared to the U.S. dollar. Higher net interest income, mutual fund revenues and revenues earned on fee-based assets more than offset the impact of lower trading revenue, lower brokerage commissions and the $16 million gain on the sale of an investment a year ago. Canadian mutual fund assets grew by $5.5 billion or 15% to $42.3 billion at October 31, 2004, reflecting net sales of $2.9 billion and capital appreciation of $2.6 billion. Client assets in the Canadian full-service brokerage business were up 8% to $111 billion and in the U.S. brokerage business were up 14% to U.S.$111 billion.

Non-interest expense growth of $38 million largely reflected higher benefit costs, partly offset by a $10 million decline in retention compensation costs. The stronger Canadian dollar reduced non-interest expense by $29 million.

Business realignment charges were $17 million ($11 million after-tax), entirely due to severance charges associated with reducing the workforce.

ROE decreased to 14.6% from 19.0% a year ago due to lower earnings.

Full year net income increased by $78 million, or 19%, from a year ago to $490 million, despite a $29 million reduction due to the appreciation of the Canadian dollar relative to the U.S. dollar. Strong performance from the U.S. and Canadian brokerage businesses and the Canadian asset management operations contributed to the growth. Net income from U.S. operations was up $30 million (U.S.$27 million) to $118 million (U.S.$90 million), largely due to strong performance in the U.S. brokerage operation.

RBC Insurance

				For the three months ended
	Q4/04 vs Q4/03			October 31,	October 31,
(C$ millions, except percentage amounts)	Increase (decrease)			2004	2003
Net earned premiums	$63		15%	$481	$418
Investment income	$11		14%	$90	$79
Fee income	$(1)		(2)%	$50	$51

Total revenues -Insurance premiums, investment and fee income	$73		13%	$621	$548

Policyholder benefits and claims	$20		6%	$340	$320
Policy acquisition expense	$8		12%	$74	$66

Insurance policyholder benefits, claims and acquisition expense	$28		7%	$414	$386

Non-interest expense	$24		22%	$132	$108
Business realignment charges	$8		n.m.	$8	—
Net income	$9			$70	$61
ROE	(140	)bp	15%	25.0%	26.4%
Average allocated common equity	$200		22%	$1,100	$900

n.m. – not meaningful

Fourth quarter net income was up $9 million or 15% from a year ago, reflecting higher earnings from the Canadian life and health operations (which now include UnumProvident), the home and auto business, and U.S. operations, which more than offset lower earnings from the reinsurance business and business realignment charges of $8 million ($5 million after-tax). The U.S. operations contributed $5 million (U.S.$4 million) to net income compared to a net loss of $5 million (U.S.$4 million) a year ago. The performance in the reinsurance business reflected higher claims costs in the property reinsurance business associated with the recent hurricanes in the southeast United States and the Caribbean.

As mentioned last quarter, as of August 1, 2004, UnumProvident (consisting predominantly of living benefits products for individuals and groups), which was acquired on May 1, 2004, has been integrated with the existing Canadian life and health operations.

ROYAL BANK OF CANADA	- 16 -	Fourth Quarter 2004 Report

Our results throughout 2003 included a significant block of reinsurance business that was not renewed in 2004. This block of business contributed $71 million to total revenue and $71 million to policyholder benefits, claims and acquisition expense in the fourth quarter of 2003, with no impact on net income a year ago.

Insurance premiums, investment and fee income was up $73 million or 13% from a year ago, reflecting $148 million of growth in the Canadian life and health operations (principally from UnumProvident) and home and auto business, which more than offset the $71 million relating to the non-renewed block of reinsurance business. Similarly, policyholder benefits, claims and acquisition expense increased $28 million or 7% from a year ago, with a $101 million increase in the Canadian life and health operations and home and auto business more than offsetting a $71 million decline due to the non-renewal of the reinsurance business.

Non-interest expense increased $24 million or 22% from a year ago, largely reflecting business growth, including that from the UnumProvident acquisition.

Business realignment charges were $8 million, largely due to severance charges associated with reducing the workforce in Canada and the U.S.

ROE decreased 140bp to 25.0%, reflecting higher average common equity attributed to RBC Insurance, which more than offset the effect of the higher net income.

Full-year net income was a record $271 million, up $43 million or 19% from the same period a year ago. The increase was primarily due to higher earnings from the Canadian life and health operations and home and auto business. In addition, net income from U.S. operations was $13 million (U.S.$10 million), compared to $8 million (U.S.$5 million) in 2003.

Supplemental discussion – Canadian GAAP

Net income was $67 million, up $9 million or 16% from a year ago, for the same reasons as noted above.

Full year net income was $256 million, up $40 million or 19% from a year ago, for the same reasons as noted above.

Under Canadian GAAP, universal life and annuity product sales are recorded as revenue, with a corresponding increase in policyholder benefits and claims.

RBC Capital Markets

				For the three months ended
	Q4/04 vs Q4/03			October 31,	October 31,
(C$ millions, except percentage amounts)	Increase (decrease)			2004	2003
Total revenues	$55		9%	$687	$632
Non-interest expense	$37		9%	$468	$431
Business realignment charges	$25		n.m.	$25	—
Provision for (recovery of) credit losses
Allocated specific provision for credit losses	$(16)		n.m.	$(1)	$15
General provision for credit losses	$(25)		n.m.	$(25)	—
Net income	$33		25%	$164	$131
ROE	520	bp		18.7%	13.5%
Average allocated common equity	$(200)		(5)%	$3,500	$3,700

n.m. – not meaningful

Fourth quarter net income increased by $33 million or 25% from a year ago despite $25 million ($16 million after-tax) of business realignment charges recognized in the quarter and a $14 million ($9 million after-tax) reduction in net income due to the strengthening of the Canadian dollar against the U.S. dollar. The increase in earnings reflects higher revenues on private debt and equity investments and a decline in the provision for credit losses compared to the same period last year.

U.S. operations recorded net income of $60 million compared to $54 million a year ago, largely reflecting a $14 million ($9 million after-tax) reversal of the general allowance, partly offset by business realignment charges of $3 million after-tax this quarter.

ROYAL BANK OF CANADA	- 17 -	Fourth Quarter 2004 Report

Variable Interest Entities (“VIEs” — primarily certain multi-seller conduits) required consolidation under FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46R) effective the first quarter of this year. The consolidation of VIEs increased revenues by $11 million, non-interest expense by $10 million, and non-controlling interest by $1 million. Multi-seller conduits have been deconsolidated at the end of the fourth quarter pursuant to a restructuring.

Total revenues increased by $55 million or 9% despite a $27 million reduction as a result of the stronger Canadian dollar. The increase reflects higher revenues on private debt and equity investments due to gains of $36 million ($23 million after-tax) recorded this quarter compared to losses of $41 million ($29 million after-tax) recorded in the fourth quarter of 2003. Higher trading revenues, primarily in equity trading businesses, were partly offset by lower performance in investment banking and related activities.

The provision for credit losses decreased by $41 million, primarily due to a $25 million reversal of the general allowance. The lower provision for credit losses also reflected better credit conditions and higher recoveries of credit losses.

Non-interest expense increased by $37 million or 9% from a year ago, largely due to expenses of VIE’s, legal expenses associated with ongoing Enron litigation and higher variable compensation costs. The stronger Canadian dollar reduced non-interest expenses by $12 million.

Business realignment charges were $25 million, consisting entirely of severance charges associated with reducing the workforce.

ROE increased to 18.7% from 13.5% a year ago, reflecting higher earnings and a $200 million reduction in average common equity attributed to this segment for the reasons described on page 14.

Full year net income was a record $658 million, up $167 million or 34% from the same period a year ago, despite a $74 million reduction in net income in the first quarter of this year as a result of the settlement of the Rabobank dispute, lower trading revenues and a $33 million decline due to the stronger Canadian dollar. The earnings increase reflected good performance in investment banking and related activities, including debt and equity underwriting, higher returns from private debt and equity investments and a decline in the provision for credit losses due to an $85 million reversal of the general allowance, better credit conditions and higher recoveries of credit losses.

Supplemental discussion – Canadian GAAP

Net income was $171 million, up $44 million from a year ago for the same reasons as noted above.

Full-year net income was $625 million, up $117 million or 23% from a year ago for the same reasons as noted above.

The differences in results reported under the two GAAPs were largely due to the impacts of Canadian Accounting Guideline 13, Hedging Relationships, which does not permit separate recognition of certain embedded derivatives at fair value until realized and the accounting of VIEs (primarily certain multi-seller conduits for most of the fourth quarter), which require consolidation under FIN 46R, as noted above, but not under Canadian GAAP.

ROYAL BANK OF CANADA	- 18 -	Fourth Quarter 2004 Report

RBC Global Services

				For the three months ended
	Q4/04 vs Q4/03			October 31,	October 31,
(C$ millions, except percentage amounts)	Increase (decrease)			2004	2003
Total revenues	$15		7%	$231	$216
Non-interest expense	—		—	$159	$159
Business realignment charges	$3		n.m.	$3	—
Provision for (recovery of) credit losses
Allocated specific provision for credit losses	$(2)		n.m.	$(2)	—
General provision for credit losses	—		n.m.	—	—
Net income	$7		16%	$51	$44
ROE	530	bp		32.3%	27.0%
Average allocated common equity	—		—	$650	$650

n.m. – not meaningful

Fourth quarter net income increased $7 million or 16% over last year’s fourth quarter as revenues grew significantly more than costs. Revenues were up $15 million or 7%, largely reflecting higher deposit balances and securities lending fees.

Non-interest expense remained unchanged.

Business realignment charges were $3 million, consisting entirely of severance charges associated with reducing the workforce.

There was a $2 million provision for credit losses recovery during the quarter, following the sale of a credit facility extended by our Global Financial Institutions group.

ROE increased to 32.3% from 27.0% a year ago, due to higher earnings.

Full year net income was up $46 million or 26% to $224 million reflecting strong revenue growth in all businesses, a lower provision for credit losses, which was $19 million ($12 million after-tax) less than 2003 due to a reversal of the general allowance for credit losses in the first quarter and the sale of credit facilities in the second and fourth quarters, and good cost management.

Other

				For the three months ended
	Q4/04 vs. Q4/03			October 31,	October 31,
(C$ millions, except percentage amounts)	Increase (decrease)			2004	2003
Total revenues	$(20)		(27)%	$54	$74
Non-interest expense	$(7)		(50)%	$7	$14
Business realignment charges	$64		n.m.	$64	—
Net income	$(79)		n.m.	$(16)	$63
ROE	(1,310	)bp		(2.7)%	10.4%
Average allocated common equity	$650		28%	$2,950	$2,300

n.m. – not meaningful

The Other segment, which mainly comprises Corporate Treasury, Corporate Resources and Information Technology, recorded a net loss of $16 million in the fourth quarter compared to earnings of $63 million a year ago. This quarter’s loss includes business realignment charges of $64 million ($42 million after-tax), a $26 million ($20 million after-tax) write-down of an investment in AOL Canada (a similar write-down was recorded in RBC Banking as mentioned on page 14), partially offset by increases in the values of certain derivative positions.

The net loss for the year was $91 million down from net income of $173 million in 2003. The loss largely reflects the above-mentioned fourth quarter items as well as a $46 million ($30 million after-tax) charge for equity losses on investments, $68 million ($45 million after-tax) of charges for consolidation adjustments to eliminate inter-company underwriting fees, trading gains and losses on RBC securities held by subsidiaries and to partially offset a gain recorded on the sale by RBC Centura of its merchant acquiring card portfolio to Moneris Solutions, Inc. in light of our 50% ownership interest in the joint venture. As well, we incurred $19 million ($12 million after-tax) of costs relating to a processing disruption in the third quarter. The processing disruption, which

ROYAL BANK OF CANADA	- 19 -	Fourth Quarter 2004 Report

occurred during a programming update to one of our computer systems, affected our ability to promptly reflect some transactions in client account balances and affected most of our business segments. During the quarter, we revisited the business segment reporting and determined that the mark-to-market changes on certain derivatives that do not qualify for hedge accounting attributable to RBC Mortgage, should be recorded in RBC Banking on the basis that it actively manages these activities, whereas Corporate Treasury provides advisory services. Consequently, we reclassified to RBC Banking the $22 million ($13 million after-tax) of losses on certain economic hedges recorded in Other in the third quarter of 2004.

Supplemental discussion – Canadian GAAP

The fourth quarter net loss of $10 million was down $25 million from net income of $15 million a year ago. The full year net loss of $70 million was down from net income of $133 million in 2003. The differences in results reported under the two GAAPs were largely due to differences between the U.S. and Canadian standards in accounting for derivatives and hedging activities.

FINANCIAL PRIORITY: REVENUE GROWTH AND DIVERSIFICATION

Revenues

			For the three months ended
	Q4/04 vs Q4/03		October 31,	October 31,
(C$ millions, except percentage amounts)	Increase (decrease)		2004	2003
Net interest income	$133	8%	$1,725	$1,592
Non-interest income	$16	1%	$2,673	$2,657

Total revenues	$149	4%	$4,398	$4,249

Total revenues in the fourth quarter were up $149 million or 4% from a year ago, despite a $95 million reduction in revenues due to the strengthening of the Canadian dollar against the U.S. dollar. The increase reflected strong growth in average loans and deposits of 14% and 8%, respectively, and higher revenues from RBC Insurance (which now include UnumProvident), RBC Capital Markets and RBC Global Services.

Full-year revenues were up $403 million or 2% from 2003, despite a $500 million reduction due to the strengthening of the Canadian dollar and a $169 million decline in total trading revenues (included in both net interest income and non-interest income). The increase reflected higher capital market-related revenues, other than trading, (mutual fund revenues, brokerage commissions, underwriting and other advisory fees, investment management and custodial fees), higher insurance revenues (which now include UnumProvident) and strong growth in loans and deposits.

Net interest income

Net interest income was up $133 million or 8% from a year ago, notwithstanding a $23 million decline due to the strengthening of the Canadian dollar. Trading revenues included in net interest income were up $65 million, largely reflecting higher net interest income earned on various trading strategies.

The net interest margin (net interest income as a percentage of average assets) declined to 1.51% from 1.55% a year ago due to spread compression on domestic mortgages and deposits resulting from the low interest rate environment and competitive pricing pressures, as well as lower returns from RBC Centura’s investment portfolio due to higher funding costs and lower yields.

Full-year net interest income was up $106 million or 2% from 2003, reflecting a $227 million increase in trading revenues included in net interest income and loan and deposit growth, which was partially offset by the impact of narrower margins. The full-year net interest margin was 1.48%, down from 1.64% in 2003, for the same reasons as for the fourth quarter.

Non-interest income

Non-interest income was up $16 million or 1% from last year, despite a $72 million reduction due to the appreciation of the Canadian dollar relative to the U.S. dollar.

Insurance premiums, investment and fee income were up $73 million or 13% for the reasons described on page 17; mutual fund revenues were up $43 million or 25%, reflecting growth in mutual fund assets and an increase in the proportion of long-term funds; credit fees were up $17 million or 40%, reflecting a one-time accounting

ROYAL BANK OF CANADA	- 20 -	Fourth Quarter 2004 Report

adjustment related to guarantees a year ago; gain on sale of securities was $26 million, up $13 million from a year ago; and card service revenues were up $8 million or 9%.

Trading revenues included in non-interest income were down $82 million or 20% (although including trading revenues included in net interest income, total trading revenues were down only $17 million reflecting a decline in trading revenues in RBC Investments’ U.S. operations). Underwriting and other advisory fees were down $24 million or 10% reflecting lower returns in investment banking related activities in Canada and the U.S.

Full-year non-interest income was up $297 million or 3% from a year ago despite a $396 million decline in trading revenues, for the reasons mentioned in the full-year revenue discussion above.

FINANCIAL PRIORITY: COST CONTROL

Non-interest expense

Non-interest expense increased $208 million or 8% from last year’s fourth quarter, reflecting higher benefit costs (largely relating to pension, post-retirement benefits and employee savings plan expenses), higher salary costs (reflecting an increase in the number of employees, largely due to acquisitions conducted over the past year), greater variable compensation costs (reflecting higher revenues) and higher occupancy costs. The increase in occupancy costs reflects the reversal in last year’s fourth quarter of a reserve previously established for vacant space that was subsequently sub-leased. The appreciation of the Canadian dollar relative to the U.S. dollar from the fourth quarter of 2003 reduced non-interest expense by $65 million.

Full-year non-interest expense was up $784 million or 8%, largely due to an increase in human resources expenses (primarily higher benefit costs and higher variable compensation costs which reflected an increase in revenues) and settlement costs relating to a dispute with Rabobank net of a related reduction in compensation in the first quarter. The appreciation of the Canadian dollar relative to the U.S. dollar reduced non-interest expense by $345 million.

FINANCIAL PRIORITY: STRONG CREDIT QUALITY

Nonaccrual loans

Nonaccrual loans were $1.3 billion at October 31, 2004, down $163 million from the end of the third quarter of 2004 and down $486 million from a year ago. As shown in the table at the top of page 41, nonaccrual business and government loans were down $165 million from last quarter and $455 million from a year ago. This was largely due to successful collection efforts, resulting in a number of problem accounts being repaid, restructured or sold and a general improvement in the credit environment, resulting in fewer new problem loans. As a percentage of total loans and acceptances, nonaccrual loans were .64%, compared to .71% in the third quarter and .98% a year ago.

ROYAL BANK OF CANADA	- 21 -	Fourth Quarter 2004 Report

Provision for (recovery of) credit losses

(C$ millions), except percentage amounts	For the three months ended
	October 31, 2004	July 31, 2004	October 31, 2003
U.S. GAAP
Allocated specific provision	$122	$125	$137
Allocated general provision	(11)	18	7

Total allocated provision	$111	$143	$144
Unallocated general provision	(14)	(18)	(7)

Total provision for (recovery of) credit losses	$97	$125	$137

Ratios (U.S. GAAP basis)
Average loans, acceptances and reverse repurchase Agreements	$243,549	$240,071	$219,445
Allocated specific provision for credit losses as a percentage of average loans, acceptances and reverse repurchase agreements	.20%	.21%	.25%

Canadian GAAP
Specific provisions	$122	$125	$140

General provision
Allocated	$(11)	$18	7
Unallocated	(14)	(18)	(7)

Total general provision	$(25)	—	—

Total provision for (recovery of) credit losses	$97	$125	$140

As shown in the table above, the total provision for credit losses was $97 million in the fourth quarter of 2004 compared to $125 million last quarter and $137 million a year ago. The decline compared to a year ago was due to fewer new problem loans, the favourable resolution of a number of earlier problem loans which resulted in lower specific provisions for credit losses and a $25 million reversal of the general allowance in RBC Capital Markets in the fourth quarter.

Allocated specific provisions as a percentage of average loans, acceptances and reverse repurchase agreements were .20% this quarter compared to .21% in the third quarter and .25% a year ago.

During the quarter, net charge-offs (charge-offs, net of recoveries) were $210 million or .41% of average loans and acceptances, versus $183 million or .36% in the third quarter of this year and $211 million or .47% a year ago. The increase over the last quarter was largely due to resolution of previously designated nonaccrual loans primarily in the business and government portfolio.

For the year, the allocated specific provisions for credit losses were $522 million or .22% of average loans, acceptances and reverse repurchase agreements and .27% of average loans and acceptances. This compared to $715 million or .33% and .40%, respectively, a year ago. We believe that a ratio of specific provisions to average loans and acceptances is more meaningful than a ratio based on average loans, acceptances and reverse repurchase agreements. Accordingly, we have established new medium-term goals and objectives for 2005 based on the new ratio, according to which we will measure our performance in the future.

The general allowance at October 31, 2004 was $1,227 million and the allocated specific allowance was $487 million, resulting in a total allowance for credit losses of $1,714 million, down from $2,164 million a year ago. The decline was largely due to a reduction in the allocated specific allowance for business and government loans (as the result of fewer new nonaccrual loans and the resolution of loans previously classified as nonaccrual, through charge-offs and reversals) and reversals of the general allowance of $150 million in the first quarter of 2004 and $25 million in the fourth quarter.

ROYAL BANK OF CANADA	- 22 -	Fourth Quarter 2004 Report

FINANCIAL PRIORITY: BALANCE SHEET AND CAPITAL MANAGEMENT

Assets

Total assets were $447.7 billion at October 31, 2004, up $35.1 billion or 9% from October 31, 2003.

Compared to October 31, 2003, loans (before allowance for loan losses) were up $16.6 billion, reflecting good loan demand in a lower interest rate environment. Business and government loans were up $4.9 billion (after the securitization of $.5 billion of commercial mortgages during the 12 months ended October 31, 2004), largely due to growth in securities borrowing activity, while residential mortgages were up $5.4 billion (after the securitization of $5.0 billion of residential mortgages during the 12 months ended October 31, 2004), personal loans were up $4.7 billion and credit card balances were up $1.6 billion. Other assets were up $16.3 billion, largely driven by an increase in receivables from brokers and dealers, which is due both to an increase in business activity and refinements we have made to the process utilized for the determination of trade date security information and an increase in non-cash collateral received in connection with securities lending activities.

The appreciation of the Canadian dollar relative to the U.S. dollar during the one-year period ended October 31, 2004, reduced the translated value of U.S. dollar-denominated securities and loans by approximately $5 billion and $3 billion, respectively.

Certain of the multi-seller asset-backed commercial paper conduit programs (multi-seller conduits) that we administer have been restructured during the quarter and we are no longer required to consolidate these assets in accordance with FIN 46R. The amount of such assets that we had consolidated on our balance sheet in prior quarters was, $8.6 billion on January 31, 2004, $7.4 billion on April 30, 2004 and $7.8 billion on July 31, 2004.

As at July 31, 2004, multi-seller conduit assets largely comprised business and government loans of $3.8 billion, personal loans of $3.1 billion and credit card loans of $.9 billion. For the purpose of a meaningful discussion, we have excluded these assets from July 31, 2004 balances in this discussion.

Total assets increased by $.1 billion from the July 31, 2004 balance of $447.6 billion. Other assets were up $11.1 billion, largely driven by higher derivative-related amounts due to an increase in value of currency contracts. Loans (before allowance for loan losses) were up $2.6 billion. Residential mortgages were up $2.0 billion (after the securitization of $1.0 billion of residential mortgages during the quarter), personal loans were up $1.0 billion, credit card balances up $.1 billion and business and government loans were down $.5 billion (after the securitization of $.2 billion of commercial mortgages). Securities were down $9.0 billion or 7% due primarily to a decline in securities relating to our funding and liquidity businesses this quarter in addition to declines as a result of the strengthening of the Canadian dollar against the U.S. dollar. Assets purchased under reverse repurchase agreements were down $3.1 billion.

Deposits

Total deposits were $271.6 billion, up $11.1 billion or 4% from October 31, 2003 and down $6.6 billion or 2% from July 31, 2004. Interest-bearing deposits were up $7.2 billion or 3% from October 31, 2003 and down $6.5 billion or 3% from July 31, 2004, while non-interest-bearing deposits increased by $3.9 billion or 14% from October 31, 2003 and were down by $.1 billion from July 31, 2004.

The appreciation of the Canadian dollar relative to the U.S. dollar during the one-year period ended October 31, 2004, reduced the translated value of U.S. dollar-denominated deposits by approximately $8 billion.

Capital

Treasury stock

Commencing the first quarter of 2004, Royal Bank of Canada shares acquired and held by certain employee compensation vehicles and other subsidiaries for reasons other than cancellation (Treasury stock) have been deducted from shareholders’ equity.

Capital management

As outlined on pages 59 and 60 of our 2003 Annual Report, our primary capital management objective is to balance the desire to maintain strong capital ratios and high debt ratings with the need to provide competitive returns to shareholders. We are committed to maintaining strong capital ratios through internal capital generation, the issuance of capital instruments when appropriate and controlled asset growth.

ROYAL BANK OF CANADA	- 23 -	Fourth Quarter 2004 Report

Capital strength for Canadian banks is defined according to guidelines issued by the Superintendent of Financial Institutions Canada (OSFI). At October 31, 2004, our Tier 1 capital ratio was 8.9% and Total capital ratio was 12.4%, compared to 9.7% and 12.8%, respectively a year ago. Both ratios were above our medium-term (3-5 year) capital goals of 8-8.5% for Tier 1 capital and 11-12% for Total capital. The 80 basis point decline in our Tier 1 capital ratio from a year ago was primarily due to a $16 billion increase in risk-adjusted assets to $183 billion at October 31, 2004. Our assets-to-capital multiple remains below the maximum permitted by OSFI.

Capital management activity

During the fourth quarter we redeemed $150 million of subordinated debentures.

Under our one-year normal course issuer bid (NCIB) that commenced on June 24, 2004, we are permitted to repurchase up to 25 million common shares. During the quarter, we repurchased 4.7 million common shares for $289 million at an average price of $60.79 under this program. During the year, we repurchased a total of 14.6 million common shares for $892 million, of which 6.4 million common shares were repurchased for $388 million at an average cost of $60.56 per share under the NCIB that commenced on June 24, 2004, leaving a balance of 18.6 million that may be repurchased.

RISK MANAGEMENT

Liquidity risk

Our liquidity management objective is to ensure that we have the ability to generate or obtain sufficient cash or its equivalents in a timely and cost-effective manner to meet our commitments as they become due. Two key elements of our liquidity management framework are policies for minimum levels of unencumbered liquid assets and limits on maximum net fund outflows over specified time periods. As at October 31, 2004, we were in compliance with these policies. These and other elements of the liquidity management framework are discussed in more detail on pages 57, 62 and 63 of our 2003 Annual Report and have not materially changed since the 2003 Annual Report.

We use liquid assets and reverse repurchase agreements in managing our short-term liquidity. At October 31, 2004, our liquid assets and assets purchased under reverse repurchase agreements totalled $185 billion or 41% of total assets, up from $178 billion or 43% of total assets at October 31, 2003 and down from $197 billion or 43% of total assets at July 31, 2004. For the three months ended October 31, 2004, our average liquid assets and average assets purchased under reverse repurchase agreements totalled $197 billion or 43% of total average assets, as compared to $173 billion or 42% a year ago and $204 billion or 44% last quarter. At October 31, 2004, securities and collateral of $64 billion were pledged or sold under repurchase agreements or obligations related to securities sold short. This is up from $60 billion at October 31, 2003 and down from $66 billion at July 31, 2004.

ROYAL BANK OF CANADA	- 24 -	Fourth Quarter 2004 Report

Market risk measures – trading activities

As outlined on pages 55 and 56 of our 2003 Annual Report, we have established risk management policies and limits for our trading activities that allow us to monitor and control the exposure to market risk resulting from these activities. These policies have not changed materially since the 2003 Annual Report. The market risk associated with trading activities is managed through a Value-At-Risk (VAR) methodology as well as other supplementary measures as described in the 2003 Annual Report.

The table below shows the quarter-end, high, average and low VAR by major risk category for our combined trading activities for the quarters ended October 31, 2004, and October 31, 2003. Global VAR in the fourth quarter of 2004 was higher than the same period a year ago. This increase is mainly due to higher equity trading inventory arising from equity underwriting activity. By the end of the fourth quarter, the Global and Equity trading VAR returned to their typical historical range.

Trading activities(1)

	For the three months ended October 31,				For the three months ended October 31,
	2004				2003
(C$ millions)	Quarter-end	High	Average	Low	Quarter-end	High	Average	Low
Global VAR by major risk category
Equity	$4	$20	$12	$4	$4	$12	$7	$4
Foreign exchange and Commodity	2	5	3	2	2	7	3	1
Interest rate general market risk	8	14	9	6	8	11	8	6
Interest rate specific risk(2)	2	2	1	1	—	—	—	—
Global VAR(3)	$10	$23	$16	$9	$8	$13	$12	$8

(1)	Amounts are presented on a pre-tax basis and represent one-day VAR at a 99% confidence level.

(2)	Prior to Q3/04, interest rate general market risk and specific risk were reported in aggregate as interest rate risk.

(3)	Global VAR reflects the correlation effect from each of the risk categories through diversification.

The graphs below show the daily net trading revenue compared to the global trading VAR amounts and a histogram of daily net trading revenue for the quarter ended October 31, 2004. During the fourth quarter, there was 1 day with net trading losses.

Daily net trading revenue versus global trading VAR (C$ millions)	Histogram of daily net trading revenue (number of days, C$ millions)

ROYAL BANK OF CANADA	- 25 -	Fourth Quarter 2004 Report

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written and oral forward-looking statements within the meaning of certain securities laws, included in this Press Release, in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders and in other communications. These forward-looking statements include, among others, statements with respect to our objectives for 2005, our medium and long term goals, and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may,” “could,” “should,” “would,” “suspect,” “outlook,” “believe,” “plan,” “anticipate,” “estimate,” “expect,” “intend,” and words and expressions of similar import are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and United States economies and the economies of other countries in which we conduct business; the impact of the movement of currencies, particularly the Canadian dollar relative to the U.S. dollar; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the impact of changes in the laws and regulations regulating financial services (including banking, insurance and securities); judicial or regulatory judgments and legal proceedings; our ability to obtain accurate and complete information from or on behalf of our customers and counterparties; our ability to successfully realign our business; our ability to complete strategic acquisitions and to integrate our acquisitions successfully; the accounting policies and methods we use to report our financial condition; operational and infrastructure risks; and other factors that may affect future results including changes in trade policies, timely development and introduction of new products and services, changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits; the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism; and our anticipation of and success in managing the foregoing risks.

We caution that the foregoing list of important factors is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Information contained in or otherwise accessible through the websites mentioned in this release does not form a part of this release. All references in this release to websites are inactive textual references and are for your information only.

ROYAL BANK OF CANADA	- 26 -	Fourth Quarter 2004 Report

Selected financial highlights (unaudited) (1)

	Change from		As at and for the three months ended			Change from		For the year ended
	October 31		October 31	July 31	October 31	October 31		October 31	October 31
(C$ millions, except per share and percentage amounts)	2003		2004	2004	2003	2003		2004	2003
Earnings
Net interest income	8%		$1,725	$1,717	$1,592	2%		$6,684	$6,578
Non-interest income	1		2,673	2,688	2,657	3		10,666	10,369
Total revenues	4		4,398	4,405	4,249	2		17,350	16,947
Provision for credit losses	(29)		97	125	137	(51)		347	715
Insurance policyholder benefits, claims and acquisition expense	7		414	422	386	7		1,509	1,404
Non-interest expense	8		2,790	2,720	2,582	8		11,020	10,236
Business realignment charges	n.m.		192	—	—	n.m.		192	—
Goodwill impairment	n.m.		130	—	—	n.m.		130	—
Net income	(37)		504	768	804	(6)		2,839	3,036
Return on common equity (2)	(700	) bp	11.0%	16.8%	18.0%	(110	) bp	15.9%	17.0%

Balance sheet information
Loans (before allowance for loan losses)	10%		$189,154	$194,271	$172,547
Assets	9		447,682	455,366	412,591
Deposits	4		271,575	278,169	260,518
Subordinated debentures	29		8,522	8,730	6,581
Common equity	1		17,562	17,892	17,304

Capital ratios (Canadian basis) (3)
Common equity to risk-adjusted assets	(100	) bp	9.5%	9.9%	10.5%
Tier 1 capital	(80)		8.9%	9.1%	9.7%
Total capital	(40)		12.4%	12.7%	12.8%

Common share information
Shares outstanding (in thousands) (4)
End of period	(2)%		644,748	649,066	656,021	(2)%		644,748	656,021
Average basic	(2)		641,166	645,074	656,952	(2)		646,023	662,080
Average diluted	(2)		651,279	654,768	664,450	(2)		656,047	669,625
Earnings per share (5)
Basic	(36)%		$0.77	$1.17	$1.20	(4)%		$4.31	$4.47
Diluted	(36)		0.76	1.15	1.19	(4)		4.25	4.42
Share price
High (6)	(2)%		$63.77	$61.88	$65.00	1%		$65.90	$65.00
Low (6)	3		58.94	58.04	57.50	9		58.04	53.26
Close	(0)		63.40	61.50	63.48	(0)		63.40	63.48
Dividends per share	13		0.52	0.52	0.46	17		2.02	1.72
Book value per share – period end	4		27.49	27.81	26.38	4		27.49	26.38
Market capitalization (C$ billions)	(2)		40.9	39.9	41.6	(2)		40.9	41.6

Number of:
Employees (full-time equivalent)	1,754		62,566	63,506	60,812
Automated banking machines	(16)		4,385	4,369	4,401
Service delivery units
Canada	(52)		1,245	1,300	1,297
International	51		839	878	788

(1)	Financial information is derived from U.S. GAAP consolidated financial statements, unless otherwise noted. Select definitions are available in the Glossary on pages 109 and 110 of the 2003 Annual Report.

(2)	Net income available to common shareholders as a percentage of average common equity (which is calculated as the average of the monthly common equity balances for the period).

(3)	Calculated using guidelines issued by the Superintendent of Financial Institutions Canada (OSFI).

(4)	End of period shares include Treasury stock. Average basic shares exclude Treasury stock.

(5)	Restated comparatives as a result of EITF 03-6. See Note 1 on page 33.

(6)	Intraday high and low share prices.

ROYAL BANK OF CANADA	- 27 -	Fourth Quarter 2004 Report

US GAAP

Interim consolidated financial statements (unaudited)

Consolidated balance sheet (unaudited)

	October 31	July 31	October 31
(C$ millions)	2004	2004	2003
Assets
Cash and due from banks	$4,758	$6,931	$2,887

Interest-bearing deposits with banks	5,236	4,633	3,092

Securities
Trading account (pledged - $14,850; $11,529 and $11,791)	87,635	90,795	86,719
Available for sale	39,861	45,673	41,619

	127,496	136,468	128,338

Assets purchased under reverse repurchase agreements	34,862	37,988	36,289

Loans
Residential mortgage	84,172	82,211	78,819
Personal	36,848	38,947	32,186
Credit card	6,456	7,158	4,816
Business and government	61,678	65,955	56,726

	189,154	194,271	172,547
Allowance for loan losses	(1,644)	(1,693)	(2,055)

	187,510	192,578	170,492

Other
Customers’ liability under acceptances	6,184	6,499	5,943
Derivative-related amounts	40,081	31,215	36,640
Premises and equipment	1,731	1,735	1,655
Goodwill	4,416	4,894	4,633
Other intangibles	523	570	580
Reinsurance recoverables	1,701	1,756	3,321
Separate account assets	120	122	224
Other assets	33,064	29,977	18,497

	87,820	76,768	71,493

	$447,682	$455,366	$412,591

Liabilities and shareholders’ equity
Deposits
Canada
Non-interest-bearing	$28,273	$28,356	$24,388
Interest-bearing	141,177	139,720	130,135
International
Non-interest-bearing	3,169	3,190	3,183
Interest-bearing	98,956	106,903	102,812

	271,575	278,169	260,518

Other
Acceptances	6,184	6,499	5,943
Obligations related to securities sold short	23,815	25,061	22,743
Obligations related to assets sold under repurchase agreements	21,705	23,738	23,735
Derivative-related amounts	42,870	33,446	38,427
Insurance claims and policy benefit liabilities	9,352	9,331	8,630
Separate account liabilities	120	122	224
Other liabilities	43,640	49,996	26,199

	147,686	148,193	125,901

Subordinated debentures	8,522	8,730	6,581

Non-controlling interest in subsidiaries	1,524	1,569	1,474

Shareholders’ equity
Preferred stock	813	813	813
Common stock (shares issued - 644,747,812; 649,065,551 and 656,021,122)	6,966	7,002	6,999
Additional paid-in capital	229	227	88
Retained earnings	12,347	12,424	11,591
Treasury stock (shares held - 5,815,487, 5,659,821 and nil)	(348)	(338)	—
Accumulated other comprehensive income (loss)	(1,632)	(1,423)	(1,374)

	18,375	18,705	18,117

	$447,682	$455,366	$412,591

ROYAL BANK OF CANADA	- 28 -	Fourth Quarter 2004 Report

US GAAP

Consolidated statement of income (unaudited)

	For the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
(C$ millions)	2004	2004	2003	2004	2003
Interest income
Loans	$2,491	$2,520	$2,448	$9,819	$10,039
Trading account securities	729	646	516	2,603	2,049
Available for sale securities	224	208	221	854	976
Assets purchased under reverse repurchase agreements	145	115	186	531	806
Deposits with banks	52	54	21	142	111

	3,641	3,543	3,392	13,949	13,981

Interest expense
Deposits	1,378	1,300	1,304	5,210	5,467
Other liabilities	427	416	403	1,626	1,560
Subordinated debentures	111	110	93	429	376

	1,916	1,826	1,800	7,265	7,403

Net interest income	1,725	1,717	1,592	6,684	6,578

Non-interest income
Insurance premiums, investment and fee income	621	632	548	2,267	2,045
Trading revenues	333	344	415	1,526	1,922
Securities brokerage commissions	260	262	265	1,166	1,031
Investment management and custodial fees	274	298	306	1,198	1,143
Deposit and payment service charges	267	257	268	1,050	1,078
Mutual fund revenues	218	216	175	850	673
Underwriting and other advisory fees	217	214	241	909	813
Foreign exchange revenues, other than trading	74	72	75	331	279
Card service revenues	93	87	85	324	303
Securitization revenues	54	23	61	196	165
Credit fees	60	59	43	224	227
Mortgage banking revenues	6	(3)	(12)	51	180
Gain on sale of available for sale securities	26	31	13	82	19
Other	170	196	174	492	491

	2,673	2,688	2,657	10,666	10,369

Total revenues	4,398	4,405	4,249	17,350	16,947

Provision for credit losses	97	125	137	347	715

Insurance policyholder benefits, claims and acquisition expense	414	422	386	1,509	1,404

Non-interest expense
Human resources	1,722	1,703	1,587	6,816	6,397
Equipment	234	220	219	875	833
Occupancy	205	205	177	776	731
Communications	188	174	187	689	719
Professional fees	151	121	133	493	460
Outsourced item processing	72	74	73	294	292
Amortization of other intangibles	16	16	16	69	71
Other	202	207	190	1,008	733

	2,790	2,720	2,582	11,020	10,236

Business realignment charges	192	—	—	192	—

Goodwill impairment	130	—	—	130	—

Net income before income taxes	775	1,138	1,144	4,152	4,592
Income taxes	235	342	316	1,194	1,443

Net income before non-controlling interest	540	796	828	2,958	3,149
Non-controlling interest in net income of subsidiaries	36	28	24	119	113

Net income	$504	$768	$804	$2,839	$3,036

Preferred dividends	11	12	11	45	68

Net income available to common shareholders	$493	$756	$793	$2,794	$2,968

Average number of common shares (in thousands)	641,166	645,074	656,952	646,023	662,080
Earnings per share (in dollars)(1)	$0.77	$1.17	$1.20	$4.31	$4.47
Average number of diluted common shares (in thousands)	651,279	654,768	664,450	656,047	669,625
Diluted earnings per share (in dollars)(1)	$0.76	$1.15	$1.19	$4.25	$4.42

Dividends per share (in dollars)	$0.52	$0.52	$0.46	$2.02	$1.72

(1)	Restated comparatives as a result of EITF 03-6. See Note 1 on page 33.

ROYAL BANK OF CANADA	- 29 -	Fourth Quarter 2004 Report

US GAAP

Consolidated statement of changes in shareholders’ equity (unaudited)

	For the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
(C$ millions)	2004	2004	2003	2004	2003
Preferred stock
Balance at beginning of period	$813	$813	$822	$813	$1,515
Redeemed for cancellation	—	—	—	—	(634)
Translation adjustment on stock denominated in foreign currency	—	—	(9)	—	(68)

Balance at end of period	813	813	813	813	813

Common stock
Balance at beginning of period	7,002	7,037	7,001	6,999	6,963
Issued	16	14	36	124	190
Purchased for cancellation	(52)	(49)	(38)	(157)	(154)

Balance at end of period	6,966	7,002	6,999	6,966	6,999

Additional paid-in capital
Balance at beginning of period	227	198	86	88	76
Renounced stock appreciation rights, net of related income taxes	1	1	1	3	5
Stock-based compensation awards	14	16	1	68	7
Reclassified amounts	—	—	—	34	—
Initial adoption of FIN 46, Consolidation of Variable Interest Entities	—	—	—	42	—
Other	(13)	12	—	(6)	—

Balance at end of period	229	227	88	229	88

Retained earnings
Balance at beginning of period	12,424	12,227	11,278	11,591	10,473
Net income	504	768	804	2,839	3,036
Preferred stock dividends	(11)	(12)	(11)	(45)	(68)
Common stock dividends	(333)	(336)	(301)	(1,303)	(1,137)
Premium paid on common stock purchased for cancellation	(237)	(223)	(176)	(735)	(698)
Issuance costs, net of related income taxes	—	—	(3)	—	(15)

Balance at end of period	12,347	12,424	11,591	12,347	11,591

Treasury stock
Balance at beginning of period	(338)	(310)	—	—	—
Reclassified amounts	—	—	—	(304)	—
Net sales (purchases)	(10)	(28)	—	(2)	—
Initial adoption of FIN 46R, Consolidation of Variable Interest Entities	—	—	—	(42)	—

Balance at end of period	(348)	(338)	—	(348)	—

Accumulated other comprehensive income (loss), net of related income taxes
Unrealized gains and losses on available for sale securities	178	60	113	178	113
Unrealized foreign currency translation gains and losses, net of hedging activities	(1,551)	(838)	(893)	(1,551)	(893)
Gains and losses on derivatives designated as cash flow hedges	(192)	(142)	(104)	(192)	(104)
Additional pension obligation	(67)	(503)	(490)	(67)	(490)

Balance at end of period	(1,632)	(1,423)	(1,374)	(1,632)	(1,374)

Shareholders’ equity at end of period	$18,375	$18,705	$18,117	$18,375	$18,117

Comprehensive income, net of related income taxes
Net income	$504	$768	$804	$2,839	$3,036
Other comprehensive income
Change in unrealized gains and losses on available for sale securities	118	(95)	39	65	(89)
Change in unrealized foreign currency translation gains and losses	(1,642)	(582)	(1,814)	(1,336)	(2,988)
Impact of hedging unrealized foreign currency translation gains and losses	929	314	1,394	678	2,149
Change in gains and losses on derivatives designated as cash flow hedges	(69)	65	(52)	(147)	(57)
Reclassification to earnings of gains and losses on cash flow hedges	19	25	19	59	80
Additional pension obligation	436	—	(197)	423	(197)

Total comprehensive income	$295	$495	$193	$2,581	$1,934

ROYAL BANK OF CANADA	- 30 -	Fourth Quarter 2004 Report

US GAAP

Consolidated statement of cash flows (unaudited)

	For the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
(C$ millions)	2004	2004	2003	2004	2003
Cash flows from operating activities
Net income	$504	$768	$804	$2,839	$3,036
Adjustments to determine net cash (used in) provided by operating activities
Provision for credit losses	97	125	137	347	715
Depreciation	101	99	96	384	380
Business realignment	192	—	—	192	—
Deferred income taxes	267	(36)	(44)	187	120
Impairment of goodwill and amortization of other intangibles	146	16	16	199	71
Writedown of deferred issuances costs	—	—	—	25	—
Gain on sale of premises and equipment	(7)	(9)	(5)	(52)	(18)
(Gain) loss on loan securitizations	(14)	6	(9)	(34)	(34)
Loss on investment in certain associated companies	—	—	29	24	29
Gain on sale of available for sale securities	(26)	(31)	(13)	(82)	(19)
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	21	(487)	(210)	(1,484)	1,498
Net change in accrued interest receivable and payable	(76)	98	21	(199)	123
Current income taxes	239	380	415	(895)	672
Derivative-related assets	(8,866)	4,183	(858)	(3,457)	(5,390)
Derivative-related liabilities	9,424	(4,798)	2,060	4,438	5,690
Trading account securities	3,160	4,818	(8,719)	(1,651)	(9,988)
Reinsurance recoverables	55	233	69	1,620	(1,375)
Net change in brokers and dealers receivable and payable	(2,245)	1,285	(2,667)	(2,001)	272
Other	(4,528)	2,505	(3,298)	557	(5,439)

Net cash (used in) provided by operating activities	(1,556)	9,155	(12,176)	957	(9,657)

Cash flows from investing activities
Change in interest-bearing deposits with banks	(603)	(1,303)	3,139	(2,722)	1,003
Change in loans, net of loan securitizations	(2,900)	(4,943)	(2,590)	(19,887)	(6,509)
Proceeds from loan securitizations	747	887	1,000	3,532	1,742
Proceeds from sale of available for sale securities	5,407	4,436	7,716	18,456	19,575
Proceeds from maturity of available for sale securities	16,733	7,166	9,923	38,093	26,993
Purchases of available for sale securities	(15,828)	(11,392)	(15,447)	(51,328)	(49,734)
Net acquisitions of premises and equipment	(95)	(69)	(188)	(422)	(398)
Change in assets purchased under reverse repurchase agreements	3,126	(801)	7,082	1,427	796
Net cash (used in) provided by acquisition of subsidiaries	—	(9)	(109)	438	(281)

Net cash provided by (used in) investing activities	6,587	(6,028)	10,526	(12,413)	(6,813)

Cash flows from financing activities
Change in deposits - Canada	1,374	3,894	595	14,927	11,564
Change in deposits - International	(7,968)	2,073	2,190	(3,870)	3,045
Issue of subordinated debentures	—	600	—	3,100	—
Repayment of subordinated debentures	(149)	(524)	(100)	(990)	(100)
Redemption of preferred stock for cancellation	—	—	—	—	(642)
Issuance costs	—	—	(3)	—	(15)
Issue of common stock	16	13	36	119	183
Purchase of common stock for cancellation	(289)	(272)	(214)	(892)	(852)
Net purchases of treasury stock	(10)	(28)	—	(2)	—
Dividends paid	(344)	(347)	(294)	(1,309)	(1,181)
Dividends/distributions paid by subsidiaries to non-controlling interests	(8)	(52)	(1)	(115)	(107)
Change in obligations related to assets sold under repurchase agreements	(2,033)	(1,988)	(854)	(2,030)	2,626
Change in obligations related to securities sold short	(1,246)	(515)	2,505	1,072	4,753
Change in short-term borrowings of subsidiaries	3,472	(3,247)	(1,771)	3,334	(2,374)

Net cash (used in) provided by financing activities	(7,185)	(393)	2,089	13,344	16,900

Effect of exchange rate changes on cash and due from banks	(19)	(11)	(26)	(17)	(77)

Net change in cash and due from banks	(2,173)	2,723	413	1,871	353
Cash and due from banks at beginning of period	6,931	4,208	2,474	2,887	2,534

Cash and due from banks at end of period	$4,758	$6,931	$2,887	$4,758	$2,887

Supplemental disclosure of cash flow information
Amount of interest paid in period	$1,691	$1,614	$1,604	$7,004	$7,170
Amount of income taxes paid in period	$476	$138	$168	$2,522	$1,723

ROYAL BANK OF CANADA	- 31 -	Fourth Quarter 2004 Report

U.S. GAAP

Notes to the interim consolidated financial statements

(unaudited) (All tabular amounts are in millions of Canadian dollars, except per share amounts)

These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) and follow the same accounting policies and methods described in our audited consolidated financial statements for the year ended October 31, 2003, except as described below. Under U.S. GAAP, additional disclosures are required in annual financial statements and accordingly, these interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2003 and the accompanying notes included on pages 72 to 98 in our 2003 Annual Report. In the opinion of management, all adjustments necessary for a fair presentation of results for the period reported have been included. These adjustments consist only of normal recurring adjustments, except as otherwise disclosed. Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Note 1: Significant accounting policies

Consolidation of Variable Interest Entities

On January 17, 2003, the Financial Accounting Standards Board (FASB) issued interpretation no. 46, Consolidation of Variable Interest Entities (FIN 46), which clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements, to Variable Interest Entities (VIEs). This interpretation applied immediately to all VIEs created after January 31, 2003. On December 24, 2003, the FASB issued a revised FIN 46 (FIN 46R) which required application to new and existing VIEs by the end of the first reporting period that ended after March 15, 2004. We continue to apply FIN 46R to all VIEs as at October 31, 2004, as noted below.

Securitization of client financial assets: The multi-seller asset-backed commercial paper conduit programs (multi-seller conduits) that we administer had committed to purchase assets totalling $25.6 billion as at October 31, 2004. We had restructured certain multi-seller conduits with commitments to purchase assets of $18.7 billion in the first quarter of this year and therefore, we were not required to consolidate them when we initially adopted FIN46R. This quarter, we completed the restructuring of the remaining multi-seller conduits with commitments to purchase assets of $6.9 billion and thus, no longer consolidate these multi-seller conduits as at October 31, 2004. There was no net income impact from consolidation of these conduits during the year; however, revenues and expenses each increased by $35 million. As part of the restructurings, an unrelated third party (the ‘expected loss investor’) agreed to absorb credit losses (up to a maximum contractual amount) that may occur in the future on the assets in the multi-seller conduits (the ‘multi-seller conduit first loss position’) before us and the multi-seller conduit’s debt holders. In return for assuming this multi-seller conduit first loss position, each multi-seller conduit pays the expected loss investor a return commensurate with its risk position. The expected loss investor absorbs a majority of each multi-seller conduit’s expected losses when compared to us, therefore, we are not the Primary Beneficiary and are not required to consolidate these conduits under FIN 46R as at October 31,2004. However, we continue to hold a significant variable interest in these multi-seller conduits resulting from our provision of backstop liquidity facilities and partial credit enhancement and our entitlement to residual fees. Our maximum potential exposure to loss with respect to these restructured multi-seller conduits is $25.4 billion as at October 31, 2004 resulting from the liquidity and credit enhancement facilities. These facilities are also included and described in our disclosure on guarantees in Note 9.

Our consolidated financial statements include VIEs where we are exposed to the majority of expected losses and therefore, we are the Primary Beneficiary. These VIEs are primarily used to create investment and structured finance products, and also include certain compensation vehicles, with assets of $3.3 billion as at October 31, 2004. The assets that support the obligations of these VIEs are reported on our Consolidated balance sheet primarily as follows: Interest-bearing deposits with banks of $0.1 billion, Trading account securities of $1.3 billion, Available for sale securities of $0.4 billion, Business and government loans of $0.9 billion and other assets of $0.4 billion. Our common shares held by the compensation vehicles, which were $0.2 billion as at October 31, 2004, are reported as Treasury stock. The obligation to provide these shares to employees is recorded as an increase to Additional paid-in capital as the expense for the corresponding stock-based compensation plan is recognized.

We have assessed our involvement with other VIEs and although we are not the Primary Beneficiary of any of them, our relationship with certain of these VIEs is considered to be a significant variable interest. The VIEs in which we have a significant variable interest had total assets of approximately $9.8 billion as at October 31, 2004, and primarily include certain collateralized debt obligations (CDO), asset-backed commercial paper conduit programs administered by third parties, structured finance vehicles and investment funds. The maximum exposure to loss resulting from our significant variable interest in each of these VIEs is approximately $3.2 billion as at October 31, 2004, consisting mostly of investments, loans, liquidity facilities and the fair value of derivatives with them.

We deconsolidated a CDO with assets of $0.4 billion beginning the first quarter of this year because the variability in our fees as collateral manager is not significant enough to cause us to be the Primary Beneficiary under FIN 46R. We continue to not consolidate a capital trust that was created in 2003 to issue Innovative Tier 1 capital of $0.9 billion. We issued a senior deposit note of the same amount to this trust. Although we own the common equity and voting control of the trust, we are not deemed to be the Primary Beneficiary as we are not exposed to the majority of the expected losses. We deconsolidated certain other capital trusts of approximately $0.1 billion beginning in the first quarter of this year for similar reasons.

Securitization of our financial assets: We employ special purpose entities in the process of securitizing our assets, none of which has been consolidated at October 31, 2004 under FIN 46R. One entity is a qualifying SPE under FAS 140, which is specifically exempt from consolidation under FIN 46R, and our level of participation in each of the remaining entities relative to others does not expose us to a majority of the expected losses. For details on our securitization activities please refer to Note 5.

Mutual funds and assets administered in trust: Under FIN 46, we had originally concluded that we would be the Primary Beneficiary of entities that experience low volatility of returns on their assets. Since FIN 46R has removed the provision in FIN 46 which required a comparison of gross fees earned by us with the variability in returns that investors or beneficiaries are exposed to, we no longer consider ourselves the Primary Beneficiary of these entities nor do we consider our fee variability to be significant relative to the investors or beneficiaries.

We continue to monitor developments, including additional interpretive guidance issued by standard setters, which affect our interpretation of FIN 46R.

ROYAL BANK OF CANADA	- 32 -	Fourth Quarter 2004 Report

U.S. GAAP

Note 1: Significant accounting policies (continued)

Change in financial statement presentation

During the year, we reviewed the presentation of certain items in transit accounts and reclassified, commencing November 1, 2003, balances owing to other banks that arise from the clearing settlement system. These amounts were previously recorded in Cash and due from banks and have been reclassified to Deposits Interest-bearing, Other liabilities and Other assets in order to more appropriately reflect the nature of these balances. Balances due from other banks that arise from the clearing settlement system will continue to be classified in Cash and due from banks. At October 31, 2004, $180 million (July 31, 2004 - $37 million), $1.7 billion (July 31, 2004 - $1.9 billion) and $1.1 billion (July 31, 2004 - nil) in Cash and due from banks were reclassified to Deposits Interest-bearing, Other liabilities and Other assets, respectively.

We also reviewed the presentation of certain items in our Consolidated balance sheet and reclassified $3.2 billion (July 31, 2004 - $5.0 billion; October 31, 2003 - $5.7 billion) of certificates of deposit from Interest-bearing deposits with banks to Trading account securities, and $6.8 billion (July 31, 2004 - $7.8 billion; October 31, 2003 - $5.8 billion) to Available for sale securities in order to more appropriately reflect the nature of these instruments.

Treasury stock

Commencing November 1, 2003, we recorded as a deduction from total shareholders’ equity our own shares acquired and held by subsidiaries for reasons other than cancellation. These shares are now presented as Treasury stock but were previously classified as Trading account securities and Other assets. The balance outstanding at the beginning of the year was reclassified from assets to Treasury stock. Treasury stock is recorded at historical cost and is reduced for any resales or transfers to employees under certain stock-based compensation arrangements. Any gains or losses on resales or transfers of Treasury stock are recognized in Additional paid-in capital or against Retained earnings, respectively.

Foreign currency denominated shares

Prior to November 1, 2003, our foreign currency denominated preferred shares were translated at the rate prevailing at each balance sheet date. We are no longer changing the rate at which these shares are translated. The impact of this change was not significant to our consolidated financial statements.

Accounting for loan commitments accounted for as derivatives

On March 9, 2004, the SEC issued Staff Accounting Bulletin No. 105, Application of Accounting Principles to Loan Commitments (SAB 105), which applies to loan commitments issued for loans that will be held for sale when funded. SAB 105 specifies that revenue associated with servicing assets embedded in these commitments should be recognized only when the servicing asset has been contractually separated from the associated loans. SAB 105 is effective for all loan commitments entered into after March 31, 2004. Implementing SAB 105 resulted in deferring the recognition of $8 million of revenues for the period April 1 to October 31, 2004 ($9 million for the period April 1 to July 31, 2004).

Classification of economic hedges

In December 2003, the Securities and Exchange Commission clarified its views on the income statement classification of economic hedges that do not qualify for hedge accounting under FAS 133. We have, therefore, reclassified the realized gains and losses on these hedges from Interest income - loans, to Non-interest income - other, such that the income, expenses, and fair value changes related to these derivatives are now all recorded in one line in our Consolidated statements of income for current and prior periods.

Two-class method of calculating earnings per share (EITF 03-6)

The Emerging Issues Task Force (EITF) reached final consensus on EITF 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share, which was subsequently ratified by the FASB on March 31, 2004. The final consensus requires a change in the calculation of earnings per share to give effect to certain securities or other instruments or contracts that entitle their holders to participate in undistributed earnings of the reporting entity when such entitlement is nondiscretionary and objectively determinable. This consensus is effective for fiscal periods beginning after March 31, 2004, and requires retroactive adjustment to earnings per share presented for prior periods. EITF 03-6 reduced earnings per share for all periods presented by less than one cent except for the year ended October 31, 2004 where the reduction in Basic earnings per share was approximately one cent. Basic earnings per share for the quarter and year ended October 31, 2003 and Diluted earnings per share for the year ended October 31, 2003 are restated to reflect a reduction of one cent per share.

Employers’ disclosures about pensions and other postretirement benefits

In December 2003, the FASB issued FAS 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106 (FAS 132R), to require additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. It does not change the measurement or recognition of these plans. The required information should be provided separately for pension plans and other postretirement benefit plans. The new disclosures are effective for public companies with fiscal years ending after December 15, 2003, with a delayed effective date for certain disclosures and for foreign plans. The interim period disclosures are effective for periods beginning after December 15, 2003. We adopted FAS 132R in the second quarter of 2004 and the additional interim period disclosures of our pension plans and other postretirement benefit plans are presented in Note 7.

ROYAL BANK OF CANADA	- 33 -	Fourth Quarter 2004 Report

U.S. GAAP

Note 1: Significant accounting policies (continued)

Future accounting changes

Impairment of certain investments (EITF 03-1)

The EITF has reached consensus on EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, as it applies to investments accounted for under FAS 115, Accounting for Certain Investments in Debt and Equity Securities (FAS 115), and cost method investments accounted for under APB Opinion No.18, The Equity Method of Accounting for Investments in Common Stock (APB 18). The consensus was ratified by FASB on November 25, 2003 and March 31, 2004, for FAS 115 and APB 18 investments, respectively. Subsequent to these ratifications, the FASB issued a Staff Position, FSP EITF 03-1-1, on September 30, 2004, to defer indefinitely the effective date for recognition and impairment guidance under the EITF, but not the quantitative and qualitative disclosure requirements on unrealized loss positions for all marketable equity securities, debt securities and cost method investments for which an other-than-temporary impairment has not been recognized. These disclosures, which are applicable to annual financial statements for fiscal years ending after June 15, 2004, will be included in our annual financial statements for fiscal 2004.

Note 2: Business Realignment Charges

On September 9, 2004 the Board of Directors approved a realignment of our organizational structure effective November 1, 2004. The objectives of the business realignment are to accelerate revenue growth, reduce costs and to streamline and improve the efficiency of our operations in order to better serve our clients. A key aspect of the realignment involves reorganizing our existing five segments into the following three, effective November 1, 2004:

•	a Canadian personal and business segment which combines our Canadian banking, investments and insurance platforms in addition to the U.S. insurance and global reinsurance businesses;

•	a U.S. and international segment which includes banking and investments in the U.S., banking and brokerage in the Caribbean, and Global Private Banking internationally; and

•	a global capital markets segment which includes corporate and commercial banking.

During the fourth quarter, we began executing the other key initiatives of the business realignment which comprise staff reductions and reducing occupancy costs. We expect the majority of these realignment initiatives to be completed during fiscal 2005 although certain lease obligations extend beyond that time.

	Employee-	Premises-related	Other	Total
Business realignment charges	related charges	charges	charges	charges
Realignment charges during the quarter	$166	$13	$13	$192
Cash payments	—	—	—	—

Balance at October 31, 2004	$166	$13	$13	$192

At October 31, 2004, we recorded aggregate pre-tax business realignment charges of $192 million of which $166 million relates to severance costs for 1,660 employee positions. The distribution of the employee positions across the segments is as follows: Banking – 1,030; Investments – 88; Insurance – 145; Capital Markets – 113; Global Services – 10; Other – 274. Geographically, 1,120 positions relate to Canada, 477 to the U.S. and 63 Internationally. Approximately 40 employees were notified by October 31st.

We are in the process of closing 38 of RBC Mortgage Company’s (RBC Mortgage) 213 branches in the U.S. In addition, in January 2005, the Chicago headquarters of RBC Mortgage will be closed and the operations transferred to our Houston office. We have included in our business realignment charges the fair value of the remaining future lease obligations, net of anticipated sublease revenues, for the premises that we have vacated but for which we remain the lessee. We have also expensed the lease cancellation payments for those locations for which we have legally extinguished our lease obligation. The carrying value of redundant assets in the closed premises has been included in premises-related costs. An additional 9 RBC Mortgage branches and 10 of RBC Centura Banks’ 275 branches are scheduled to be closed in fiscal 2005. The premises-related costs associated with these closures will be recorded in fiscal 2005.

We engaged a professional services firm to provide us with strategic and organizational advice with respect to the business realignment initiatives. A charge of $13 million for these services is recorded in Other in the above table.

At October 31, 2004, the business realignment charges to be paid in future periods were $192 million and are recorded in Other liabilities on the Consolidated balance sheet. The total business realignment charges for each segment are disclosed in Note 11. As at October 31, 2004, the premises-related costs and the other costs pertain to the Banking and Other segments, respectively.

Note 3: Goodwill Impairment

Coincident with the completion of our annual goodwill impairment test, our business realignment, effective November 1, 2004, was announced. The results of our goodwill impairment test, which was based on a discounted cashflow model, indicate that goodwill attributable to RBC Mortgage is impaired by approximately $130 million.

ROYAL BANK OF CANADA	- 34 -	Fourth Quarter 2004 Report

U.S. GAAP

Note 4: Acquisitions

Acquisition of Canadian operations of Provident Life and Accident Insurance Company

Effective May 1, 2004, RBC Insurance acquired the Canadian operations of Provident Life and Accident Insurance Company (Unum Provident), a wholly owned subsidiary of UnumProvident Corporation. As part of the acquisition, RBC Insurance assumed Unum Provident’s policy liabilities. The assets acquired (including Value of Business Acquired (VOBA)) and the liabilities assumed have the same approximate fair value of $2.2 billion. The assets and liabilities comprise primarily investments and actuarial liabilities, respectively. Approximately $611 million was recorded as VOBA.

Acquisition of William R. Hough & Co., Inc.

On February 27, 2004, RBC Dain Rauscher Inc. acquired all of the outstanding shares of William R. Hough & Co., Inc., a privately held St. Petersburg, Florida-based full-service investment firm that specializes in fixed income products and underwriting primarily in the southeastern U.S. and Texas. The purchase cost was approximately US$112 million, including closing costs, and the excess of the purchase cost over the fair value of net tangible assets acquired was approximately US$87 million, which was allocated primarily to goodwill.

Acquisition of Provident Financial Group Inc.

On November 21, 2003, RBC Centura Banks, Inc., acquired the operations of Cincinnati, Ohio-based Provident Financial Group Inc. (Provident). The operations included all of Provident’s operations in Florida, comprising 13 branches serving areas of western Florida. The purchase consideration comprised US$81 million cash and the assumption of net tangible liabilities valued at approximately US$27 million. This amount represented total excess consideration of approximately US$108 million and was allocated to core deposit intangibles and goodwill of approximately US$10 million and US$98 million, respectively.

Note 5: Securitizations

During the fourth quarter of 2004, we securitized $1,026 million ($836 million for the fourth quarter of 2003; $4,977 million for the year ended October 31, 2004) of government guaranteed residential mortgage loans through the creation of mortgage-backed securities. We sold $500 million (nil for the fourth quarter of 2003; $3,074 million for the year ended October 31, 2004) of those securities for net cash proceeds of $497 million (nil for the fourth quarter of 2003; $3,035 million for the year ended October 31, 2004) and retained the rights to future excess interest of $9 million (nil for the fourth quarter of 2003; $75 million for the year ended October 31, 2004) on the residential mortgages. Net of transaction costs, a pre-tax gain of $6 million (nil for the fourth quarter of 2003; $36 million for the year ended October 31, 2004) on the sale of the securities, was recognized in Securitization revenues. Mortgage-backed securities, created and unsold, remain on the Consolidated balance sheet and are classified as Available for sale securities.

During the fourth quarter of 2004, we also securitized $242 million (nil for the fourth quarter of 2003; $486 million for the year ended October 31, 2004) of commercial mortgage loans for net cash proceeds of $250 million (nil for the fourth quarter of 2003; $497 million for the year ended October 31, 2004). Net of transaction costs, a pre-tax gain of $8 million (nil for the fourth quarter of 2003; $11 million for the year ended October 31, 2004) was recognized in Securitization revenues.

We did not securitize any credit card receivables during 2004 ($1,000 million during the fourth quarter of 2003 for net proceeds of $1,000 million with a retained interest of $9 million resulting in a pre-tax gain of $9 million recognized in the fourth quarter of 2003).

Note 6: Stock-based compensation

We adopted the fair value method of accounting recommended in FAS 123, Accounting for Stock-Based Compensation, prospectively for new awards granted after November 1, 2002. For awards granted before November 1, 2002, the pro forma effect of the fair value method is indicated in the following table:

	For the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
	2004	2004	2003	2004	2003
As reported:
Net income	$504	$768	$804	$2,839	$3,036
Earnings per share	0.77	1.17	1.20	4.31	4.47
Diluted earnings per share	0.76	1.15	1.19	4.25	4.42
Pro forma:
Net income	$495	$761	$789	$2,809	$2,990
Earnings per share	0.75	1.16	1.18	4.27	4.40
Diluted earnings per share	0.74	1.15	1.17	4.21	4.35

ROYAL BANK OF CANADA	- 35 -	Fourth Quarter 2004 Report

U.S. GAAP

Note 7: Pension and other postretirement benefits

Pension benefit expense

	For the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
	2004	2004	2003	2004	2003
Service cost	$35	$34	$30	$136	$120
Interest cost	82	84	79	330	306
Expected return on plan assets	(80)	(78)	(74)	(315)	(300)
Amortization of transitional asset	(1)	(1)	—	(2)	(2)
Amortization of prior service cost	8	8	9	32	31
Amortization of net actuarial loss	21	21	4	84	15

Defined benefit pension expense	65	68	48	265	170
Defined contribution pension expense	13	15	16	64	67

Pension benefit expense	$78	$83	$64	$329	$237

Other postretirement benefit expense

	For the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
	2004	2004	2003	2004	2003
Service cost	$12	$12	$9	$48	$39
Interest cost	22	23	20	91	80
Amortization of transitional obligation	4	5	4	17	17
Amortization of net actuarial loss	8	8	6	32	24
Amortization of prior service cost	1	—	—	1	1

Other postretirement benefit expense	$47	$48	$39	$189	$161

Employer’s contributions

For the three months and year ended October 31, 2004, we contributed $65 million and $197 million, respectively, to our defined benefit pension plans and $3 million and $27 million, respectively, to our other postretirement benefit plans.

Note 8: Significant capital transactions

On October 12, 2004, we redeemed all outstanding 6% subordinated debentures due October 12, 2009, for $150 million plus accrued interest.

On July 7, 2004, we redeemed all outstanding 6.05% subordinated debentures due July 7, 2009, for $175 million plus accrued interest.

On June 18, 2004, we announced the renewal of our normal course issuer bid to purchase, for cancellation, up to 25 million of our common shares through the facilities of the Toronto Stock Exchange. Under this bid, purchases may be made for a one-year period commencing on June 24, 2004. During the quarter, we repurchased 4,743,205 common shares at an average price of $60.79 under the current normal course issuer bid. Since the inception of the bid, we repurchased 6,412,918 common shares at an average price of $60.56.

On June 18, 2004, we issued $600 million of subordinated debentures at an interest rate of 5.95% per annum (paid semi-annually) until June 18, 2014. The subordinated debentures are redeemable at par on June 18, 2014. If the notes are not redeemed, the coupon will reset on June 18, 2014 and every five years thereafter at the 5-year Government of Canada Yield plus 1.72% (paid semi-annually) until maturity of the subordinated debentures on June 18, 2103. The issue was priced at $100 with a yield to June 18, 2014 of 5.95%.

On June 11, 2004, we redeemed all outstanding 5.10% subordinated debentures due June 11, 2009, for $350 million plus accrued interest.

On April 13, 2004, we issued $1 billion of subordinated debentures at an interest rate of 4.18% per annum (paid semi-annually) until June 1, 2009, and at the three-month Banker’s Acceptance Rate plus 1.00% thereafter until their maturity on June 1, 2014 (paid quarterly). The issue was priced at $100 with a yield to June 1, 2009 of 4.181%.

On April 12, 2004, we redeemed all outstanding 5.40% subordinated debentures due April 12, 2009, for an amount of $350 million plus accrued interest.

On January 27, 2004, we issued $500 million of subordinated debentures at an interest rate of 3.96% per annum (paid semi-annually) until January 27, 2009, and at the three-month Banker’s Acceptance Rate plus 1.00% thereafter until their maturity on January 27, 2014 (paid quarterly). The issue was priced at $99.964 with the yield to January 27, 2009 of 3.968%.

On November 3, 2003, we issued $1 billion of subordinated debentures at an interest rate of 5.45% per annum (paid semi-annually) until November 4, 2013, and at the three-month Banker’s Acceptance Rate plus 1.00% thereafter until their maturity on November 4, 2018 (paid quarterly). The issue was priced at $100 with the yield to November 4, 2013 of 5.45%.

ROYAL BANK OF CANADA	- 36 -	Fourth Quarter 2004 Report

U.S. GAAP

Note 9: Guarantees and contingencies

Guarantees

In the normal course of business, we enter into numerous agreements that may contain features which meet the definition of a guarantee as specified by FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.

The following table summarizes significant guarantees we have provided to third parties as at October 31, 2004. The maximum potential amount of future payments represents the maximum risk of loss if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged.

Maximum potential amount
of future payments
Credit derivatives/written put options (1)	$32,342
Backstop liquidity facilities	24,464
Financial standby letters of credit/performance guarantees	14,138
Stable value products (1)	7,709
Credit enhancements	3,935
Mortgage loans sold with recourse	296

(1)	The notional amount of the contract approximates the maximum potential amount of future payments.

At October 31, 2004, we have accrued $202 million in our Consolidated balance sheet in respect of the above guarantees.

Refer to Note 20 of our 2003 Annual Report for further information on the above guarantees and a description of our obligations under certain indemnification agreements. No amount has been accrued in the Consolidated balance sheet with respect to these indemnification agreements.

Enron litigation

Royal Bank of Canada and certain related entities are defendants in the adversary proceedings in the United States Bankruptcy Court, Southern District of New York, previously brought by Enron Corp. (and related debtor affiliates) along with numerous other financial institution defendants.

Royal Bank of Canada and certain related entities are named as defendants in an action commenced by a putative class of purchasers of Enron publicly traded equity and debt securities between January 9, 1999 and November 27, 2001, entitled Regents of the University of California v. Royal Bank of Canada in the United States District Court, Southern District of Texas (Houston Division). This case has been consolidated with the lead action captioned Newby v. Enron Corp., which is the main consolidated putative Enron shareholder class action wherein similar claims have been made against numerous other financial institutions. In addition, Royal Bank of Canada and certain related entities have been named as defendants in Enron-related cases, which are filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. Royal Bank is also a third-party defendant in cases in which Enron’s accountants, Arthur Andersen LLP, filed third-party claims against a number of parties, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in these actions.

It is not possible to predict the ultimate outcome of these lawsuits or the timing of their resolution. Management reviews the status of these matters on an ongoing basis and will exercise its judgment in resolving them in such manner as it believes to be in our best interests. We will defend ourselves vigorously in these cases. However, given the significant uncertainties surrounding the timing and outcome of this litigation, the large number of cases, the multiple defendants in many of them, the novel issues presented, the length of time before these cases will be resolved by settlement or through litigation, and the current difficult litigation environment, no provision for loss has been recorded in the interim consolidated financial statements as it is presently not possible to determine our ultimate exposure for these matters. Management believes the ultimate resolution of these lawsuits and other proceedings, while not likely to have a material adverse effect on our consolidated financial position, may be material to our operating results for any particular period.

Other

Various other legal proceedings are pending that challenge certain of our practices or actions. Management considers that the aggregate liability resulting from these other proceedings will not be material to our financial position or results of operations.

Note 10: Rabobank settlement

On June 21, 2002, a week before it was due to pay Royal Bank of Canada US$517 million plus interest under the terms of a total return swap, recorded in Other assets, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank) initiated an action against us in New York State Court in an effort to nullify its obligation under the swap. On June 24, 2002, we instituted proceedings against Rabobank in the High Court in London, alleging that Rabobank had repudiated its obligation under the swap.

In October 2003, we received a settlement valued at approximately US$195 million plus interest, which was in accordance with the terms of a settlement agreement with Enron Corporation, the Enron Creditors’ Committee and Rabobank. The settlement received reduced the amount owing by Rabobank to US$322 million plus interest.

On February 16, 2004, Royal Bank of Canada announced that it had reached a confidential settlement, through non-binding mediation with Rabobank, resolving this litigation. The settlement, net of a related reduction in compensation and tax expenses, decreased Net income in the first quarter of 2004 by $74 million.

ROYAL BANK OF CANADA	- 37 -	Fourth Quarter 2004 Report

U.S. GAAP

Note 11: Results by business and geographic segments

a) Quarterly earnings by business segment

	RBC Banking			RBC Investments			RBC Insurance			RBC Capital Markets
	Q4	Q3	Q4	Q4	Q3	Q4	Q4	Q3	Q4	Q4	Q3	Q4
	’04	’04	’03	’04	’04	’03	’04	’04	’03	’04	’04	’03
Net interest income	$1,397	$1,407	$1,378	$113	$108	$93	$—	$—	$—	$201	$196	$125
Non-interest income	492	504	487	803	817	821	621	632	548	486	485	507

Total revenues	1,889	1,911	1,865	916	925	914	621	632	548	687	681	632
Provision for (recovery of) credit losses	133	128	131	—	2	(2)	—	—	—	(26)	3	15
Insurance policyholder benefits, claims and acquisition expense	—	—	—	—	—	—	414	422	386	—	—	—
Non-interest expense	1,264	1,220	1,148	760	755	722	132	128	108	468	463	431
Business realignment charges	75	—	—	17	—	—	8	—	—	25	—	—
Goodwill impairment	130	—	—	—	—	—	—	—	—	—	—	—
Income taxes and non-controlling interest	149	187	207	42	55	68	(3)	7	(7)	56	50	55

Net income (loss)	$138	$376	$379	$97	$113	$126	$70	$75	$61	$164	$165	$131

	RBC Global Services			Other			Total
	Q4	Q3	Q4	Q4	Q3	Q4	Q4	Q3	Q4
	’04	’04	’03	’04	’04	’03	’04	’04	’03
Net interest income	$48	$44	$41	$(34)	$(38)	$(45)	$1,725	$1,717	$1,592
Non-interest income	183	195	175	88	55	119	2,673	2,688	2,657

Total revenues	231	239	216	54	17	74	4,398	4,405	4,249
Provision for (recovery of) credit losses	(2)	—	—	(8)	(8)	(7)	97	125	137
Insurance policyholder benefits, claims and acquisition expense	—	—	—	—	—	—	414	422	386
Non-interest expense	159	157	159	7	(3)	14	2,790	2,720	2,582
Business realignment charges	3	—	—	64	—	—	192	—	—
Goodwill impairment	—	—	—	—	—	—	130	—	—
Income taxes and non-controlling interest	20	22	13	7	49	4	271	370	340

Net income (loss)	$51	$60	$44	$(16)	$(21)	$63	$504	$768	$804

b) Quarterly earnings by geographic segment

	October 31				July 31				October 31
	2004				2004				2003
			Other				Other				Other
	Canada	U.S.	Int’l	Total	Canada	U.S.	Int’l	Total	Canada	U.S.	Int’l	Total
Net interest income	$1,339	$327	$59	$1,725	$1,342	$249	$126	$1,717	$1,216	$283	$93	$1,592
Non-interest income	1,529	729	415	2,673	1,481	833	374	2,688	1,379	821	457	2,657

Total revenues	2,868	1,056	474	4,398	2,823	1,082	500	4,405	2,595	1,104	550	4,249
Provision for (recovery of) credit losses	100	8	(11)	97	109	31	(15)	125	107	25	5	137
Insurance policyholder benefits, claims and acquisition expense	239	90	85	414	237	95	90	422	141	97	148	386
Non-interest expense	1,674	846	270	2,790	1,599	867	254	2,720	1,457	858	267	2,582
Business realignment charges	142	44	6	192	—	—	—	—	—	—	—	—
Goodwill impairment	—	130	—	130	—	—	—	—	—	—	—	—
Income taxes and non-controlling interest	247	22	2	271	344	11	15	370	305	38	(3)	340

Net income (loss)	$466	$(84)	$122	$504	$534	$78	$156	$768	$585	$86	$133	$804

ROYAL BANK OF CANADA	- 38 -	Fourth Quarter 2004 Report

U.S. GAAP

Note 11: Results by business and geographic segments (continued)

c) Twelve-month earnings by business segment

	RBC Banking		RBC Investments		RBC Insurance		RBC Capital Markets
	2004	2003	2004	2003	2004	2003	2004	2003
Net interest income	$5,517	$5,546	$429	$419	$—	$—	$716	$428
Non-interest income	2,036	2,106	3,322	3,111	2,267	2,045	2,123	2,197

Total revenues	7,553	7,652	3,751	3,530	2,267	2,045	2,839	2,625
Provision for (recovery of) credit losses	478	554	4	(2)	—	—	(80)	189
Insurance policyholder benefits, claims and acquisition expense	—	—	—	—	1,509	1,404	—	—
Non-interest expense	4,841	4,642	3,015	2,911	472	424	2,052	1,671
Business realignment charges	75	—	17	—	8	—	25	—
Goodwill impairment	130	—	—	—	—	—	—	—
Income taxes and non-controlling interest	742	902	225	209	7	(11)	184	274

Net income (loss)	$1,287	$1,554	$490	$412	$271	$228	$658	$491

	RBC Global Services		Other		Total
	2004	2003	2004	2003	2004	2003
Net interest income	$177	$164	$(155)	$21	$6,684	$6,578
Non-interest income	742	680	176	230	10,666	10,369

Total revenues	919	844	21	251	17,350	16,947
Provision for (recovery of) credit losses	(19)	2	(36)	(28)	347	715
Insurance policyholder benefits, claims and acquisition expense	—	—	—	—	1,509	1,404
Non-interest expense	625	595	15	(7)	11,020	10,236
Business realignment charges	3	—	64	—	192	—
Goodwill impairment	—	—	—	—	130	—
Income taxes and non-controlling interest	86	69	69	113	1,313	1,556

Net income (loss)	$224	$178	$(91)	$173	$2,839	$3,036

d) Twelve-month earnings by geographic segment

	2004				2003
			Other				Other
	Canada	U.S.	Int’l	Total	Canada	U.S.	Int’l	Total
Net interest income	$5,173	$1,117	$394	$6,684	$5,105	$1,209	$264	$6,578
Non-interest income	5,797	3,260	1,609	10,666	5,179	3,348	1,842	10,369

Total revenues	10,970	4,377	2,003	17,350	10,284	4,557	2,106	16,947
Provision for (recovery of) credit losses	344	61	(58)	347	521	106	88	715
Insurance policyholder benefits, claims and acquisition expense	769	399	341	1,509	543	376	485	1,404
Non-interest expense	6,343	3,695	982	11,020	5,822	3,504	910	10,236
Business realignment charges	142	44	6	192	—	—	—	—
Goodwill impairment	—	130	—	130	—	—	—	—
Income taxes and non-controlling interest	1,211	18	84	1,313	1,310	208	38	1,556

Net income (loss)	$2,161	$30	$648	$2,839	$2,088	$363	$585	$3,036

For management reporting purposes, our operations are grouped into the main business segments of RBC Banking, RBC Insurance, RBC Investments, RBC Capital Markets and RBC Global Services. The Other segment mainly comprises Corporate Treasury, Corporate Resources and Information Technology. The management reporting process measures the performance of these business segments based on our management structure and is not necessarily comparable with similar information for other financial services companies. We use a management reporting model that includes methodologies for funds transfer pricing, attribution of economic capital and cost transfers to measure business segment results. Operating revenues and expenses directly associated with each segment are included in the business segment results. Transfer pricing of funds and inter-segment goods and services are generally at market rates. Overhead costs, indirect expenses and capital are attributed to the business segments based on allocation and risk-based methodologies, which are subject to ongoing review. During the quarter, we revisited the business segment reporting and determined that the mark-to-market changes on certain derivatives that do not qualify for hedge accounting that are attributable to RBC Mortgage should be recorded in RBC Banking on the basis that it actively manages these activities whereas Corporate Treasury provides advisory services. Consequently, we reclassified to RBC Banking the $13 million after-tax losses recorded in Other in the third quarter of 2004.

ROYAL BANK OF CANADA	- 39 -	Fourth Quarter 2004 Report

U.S. GAAP

Note 11: Results by business and geographic segments (continued)

For geographic reporting, our segments are grouped into Canada, United States and Other international. Transactions are primarily recorded in the location that best reflects the risk due to negative changes in economic conditions, and prospects for growth due to positive economic changes. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of the customer. Transactions recorded in the local residing currency are subject to foreign exchange rate fluctuations with respect to the movement in the Canadian dollar.

During the second quarter of 2004, we revisited our geographic reporting and reclassified certain amounts to more appropriately reflect the way management reviews these results, consistent with the above methodology. Within RBC Insurance, certain reinsurance results were reclassified from United States and Canada to Other International. Within the Other segment, certain comparative amounts related to the sale of RBC Centura’s merchant acquiring card portfolio to Moneris Solutions, Inc., in the first quarter of 2004, were reclassified from Canada to United States.

Note 12: Subsequent Event

On November 23, 2004, we agreed to sell Liberty Insurance Services Corp. (LIS) to IBM. The sale, which is expected to close by December 31, 2004, will result in the transfer of approximately 700 LIS employees to IBM. The total assets and liabilities of LIS are immaterial to RBC Insurance and the sale is expected to result in a nominal gain. In connection with the sale agreement, we entered into a long-term services agreement with IBM whereby it will perform certain processing and management functions for the U.S. operations of RBC Insurance.

ROYAL BANK OF CANADA	- 40 -	Fourth Quarter 2004 Report

Appendix: Credit related information (unaudited) (1)

Nonaccrual loans (2)

	October 31	July 31	April 30	January 31	October 31
(C$ millions, except percentage amounts)	2004	2004	2004	2004	2003
Nonaccrual loans
Residential mortgage	$146	$135	$147	$130	$131
Personal	189	198	225	229	235
Business and government	924	1,089	1,266	1,437	1,379

Total	$1,259	$1,422	$1,638	$1,796	$1,745

Nonaccrual loans as a % of related loans and acceptances
Residential mortgage	0.17%	0.16%	0.18%	0.17%	0.17%
Personal	0.51%	0.51%	0.60%	0.64%	0.73%
Business and government	1.36%	1.50%	1.76%	2.08%	2.20%

Total	0.64%	0.71%	0.83%	0.95%	0.98%

Allowance for credit losses

	For the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
(C$ millions, except percentage amounts)	2004	2004	2003	2004	2003
Allowance at beginning of period	$1,866	$1,929	$2,265	$2,164	$2,314
Provision for credit losses	97	125	137	347	715
Charge-offs
Residential mortgage	(3)	(2)	(4)	(7)	(10)
Personal	(69)	(83)	(88)	(325)	(373)
Credit card	(55)	(55)	(48)	(207)	(192)
Business and government	(133)	(91)	(114)	(459)	(401)

	(260)	(231)	(254)	(998)	(976)
Recoveries
Personal	19	17	17	68	68
Credit card	10	11	10	39	37
Business and government	21	20	16	105	65

	50	48	43	212	170

Net charge-offs	(210)	(183)	(211)	(786)	(806)
Adjustments	(39)	(5)	(27)	(11)	(59)

Allowance at end of period	$1,714	$1,866	$2,164	$1,714	$2,164

Net charge-offs as a % of average loans and acceptances	0.41%	0.36%	0.47%	0.41%	0.45%
Allocation of allowance
Residential mortgage	$27	$29	$37	$27	$37
Personal	439	445	437	439	437
Credit card	191	192	151	191	151
Business and government	850	976	1,301	850	1,301

Allocated allowance	1,507	1,642	1,926	1,507	1,926
Unallocated allowance	207	224	238	207	238

Total	$1,714	$1,866	$2,164	$1,714	$2,164

Composition of allowance
Allocated specific	$487	$602	$757	$487	$757
Allocated general	1,020	1,040	1,169	1,020	1,169

Total allocated allowance	1,507	1,642	1,926	1,507	1,926
Unallocated general	207	224	238	207	238

Total	$1,714	$1,866	$2,164	$1,714	$2,164

Consisting of:
Allowance for loan losses	$1,644	$1,693	$2,055	$1,644	$2,055
Allowance for off-balance sheet and other items	70	173	109	70	109

Total	$1,714	$1,866	$2,164	$1,714	$2,164

Allowance for loan losses as a % of loans and acceptances	0.8%	0.8%	1.2%	0.8%	1.2%
Allowance for loan losses as a % of loans, acceptances and reverse repurchase agreements	0.7%	0.7%	1.0%	0.7%	1.0%
Allowance for loan losses as a % of nonaccrual loans (coverage ratio)	131%	119%	118%	131%	118%

(1)	Financial measures are derived from U.S. GAAP consolidated financial statements, unless otherwise noted. Selected definitions are available in the Glossary on pages 109 and 110 of the 2003 Annual Report.

(2)	Nonaccrual loans are reported on a gross basis.

ROYAL BANK OF CANADA	- 41 -	Fourth Quarter 2004 Report

Selected financial highlights (unaudited) (1)

			As at and for the three months ended					For the year ended
	Change from					Change from
	October 31		October 31	July 31	October 31	October 31		October 31	October 31
(C$ millions, except per share and percentage amounts)	2003		2004	2004	2003	2003		2004	2003
Earnings
Net interest income		7%	$1,723	$1,713	$1,612		1%	$6,693	$6,596
Non-interest income		6	2,919	2,859	2,748		6	11,428	10,822
Total revenues		6	4,642	4,572	4,360		4	18,121	17,418
Provision for credit losses		(31)	97	125	140		(52)	346	721
Insurance policyholder benefits, claims and acquisition expense		15	589	575	513		25	2,124	1,696
Non-interest expense		7	2,812	2,743	2,624		7	11,109	10,409
Business realignment charges		n.m.	192	—	—		n.m.	192	—
Goodwill impairment		n.m.	130	—	—		n.m.	130	—
Net income		(31)	518	746	746		(6)	2,817	3,005
Return on common equity (2)	(520	) bp	11.3%	16.1%	16.5%	(110	) bp	15.6%	16.7%

Balance sheet information
Loans (net of allowance for loan losses)		9%	$186,543	$183,774	$170,394
Assets		6	429,196	428,680	403,033
Deposits		5	270,959	277,562	259,145
Subordinated debentures		30	8,116	8,440	6,243
Common equity		(1)	17,372	18,192	17,543

Capital ratios (3)
Common equity to risk-adjusted assets	(100	) bp	9.5%	9.9%	10.5%
Tier 1 capital		(80)	8.9%	9.1%	9.7%
Total capital		(40)	12.4%	12.7%	12.8%

Common share information
Shares outstanding (in thousands) (4)
End of period		(2)%	644,748	649,066	656,021		(2)%	644,748	656,021
Average basic		(2)	642,117	646,019	656,952		(2)	646,732	662,080
Average diluted		(2)	650,805	654,275	663,841		(2)	655,508	669,016
Earnings per share
Basic		(29)%	$0.79	$1.14	$1.12		(3)%	$4.29	$4.44
Diluted		(30)	0.78	1.12	1.11		(4)	4.23	4.39
Share price
High (5)		(2)%	$63.77	$61.88	$65.00		1%	$65.90	$65.00
Low (5)		3	58.94	58.04	57.50		9	58.04	53.26
Close		(0)	63.40	61.50	63.48		(0)	63.40	63.48
Dividends per share		13	0.52	0.52	0.46		17	2.02	1.72
Book value per share – period end		2	27.15	28.23	26.74		2	27.15	26.74
Market capitalization (C$ billions)		(2)	40.9	39.9	41.6		(2)	40.9	41.6

Number of:
Employees (full-time equivalent)		1,754	62,566	63,506	60,812
Automated banking machines		(16)	4,385	4,369	4,401
Service delivery units
Canada		(52)	1,245	1,300	1,297
International		51	839	878	788

(1)	Financial information is derived from Canadian GAAP consolidated financial statements, unless otherwise noted. Select definitions are available in the Glossary on pages 109 and 110 of the 2003 Annual Report.

(2)	Net income available to common shareholders as a percentage of average common equity (which is calculated as the average of the monthly common equity balances for the period).

(3)	Calculated using guidelines issued by the Superintendent of Financial Institutions Canada (OSFI).

(4)	End of period shares include Treasury stock. Average basic shares exclude Treasury stock

(5)	Intraday high and low share prices.

ROYAL BANK OF CANADA	- 42 -	Fourth Quarter 2004 Report

CANADIAN GAAP

Interim consolidated financial statements (unaudited)

Consolidated balance sheet (unaudited)

	October 31	July 31	October 31
(C$ millions)	2004	2004	2003
Assets
Cash and due from banks	$4,758	$6,931	$2,887

Interest-bearing deposits with banks	5,220	4,607	3,126

Securities
Trading account (pledged - $14,850; $11,529 and $11,791)	89,322	90,902	87,532
Investment account	38,923	45,376	41,074
Loan substitute	701	301	325

	128,946	136,579	128,931

Assets purchased under reverse repurchase agreements	34,862	37,988	36,289

Loans
Residential mortgage	84,170	82,209	78,817
Personal	36,848	35,843	32,186
Credit card	6,456	6,307	4,816
Business and government	60,713	61,108	56,630

	188,187	185,467	172,449
Allowance for loan losses	(1,644)	(1,693)	(2,055)

	186,543	183,774	170,394

Other
Customers’ liability under acceptances	6,184	6,499	5,943
Derivative-related amounts	38,891	30,228	35,612
Premises and equipment	1,756	1,758	1,670
Goodwill	4,369	4,849	4,587
Other intangibles	523	570	580
Other assets	17,144	14,897	13,014

	68,867	58,801	61,406

	$429,196	$428,680	$403,033

Liabilities and shareholders’ equity
Deposits
Personal	$113,009	$114,622	$106,709
Business and government	132,070	132,465	129,860
Bank	25,880	30,475	22,576

	270,959	277,562	259,145

Other
Acceptances	6,184	6,499	5,943
Obligations related to securities sold short	25,005	24,915	22,855
Obligations related to assets sold under repurchase agreements	21,705	23,738	23,735
Derivative-related amounts	42,201	32,845	37,775
Insurance claims and policy benefit liabilities	6,838	6,792	5,256
Other liabilities	27,575	26,449	21,318

	129,508	121,238	116,882

Subordinated debentures	8,116	8,440	6,243

Non-controlling interest in subsidiaries	2,409	2,416	2,388

Shareholders’ equity
Preferred stock	832	832	832
Common stock (shares issued - 644,747,812; 649,065,551 and 656,021,122)	6,988	7,023	7,018
Additional paid-in capital	169	167	85
Retained earnings	12,065	12,128	11,333
Treasury stock (shares held - 4,862,782 and 4,708,748 and nil)	(294)	(284)	—
Foreign currency translation adjustments	(1,556)	(842)	(893)

	18,204	19,024	18,375

	$429,196	$428,680	$403,033

ROYAL BANK OF CANADA	- 43 -	Fourth Quarter 2004 Report

CANADIAN GAAP

Consolidated statement of income (unaudited)

	For the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
(C$ millions)	2004	2004	2003	2004	2003
Interest income
Loans	$2,441	$2,469	$2,451	$9,660	$10,063
Securities	953	854	737	3,457	3,025
Assets purchased under reverse repurchase agreements	145	115	186	531	806
Deposits with banks	52	40	21	128	113

	3,591	3,478	3,395	13,776	14,007

Interest expense
Deposits	1,365	1,273	1,290	5,142	5,452
Other liabilities	392	382	400	1,512	1,583
Subordinated debentures	111	110	93	429	376

	1,868	1,765	1,783	7,083	7,411

Net interest income	1,723	1,713	1,612	6,693	6,596

Non-interest income
Insurance premiums, investment and fee income	790	792	676	2,870	2,356
Trading revenues	333	346	415	1,526	1,922
Securities brokerage commissions	260	262	265	1,166	1,031
Investment management and custodial fees	274	298	306	1,198	1,143
Deposit and payment service charges	267	257	268	1,050	1,078
Mutual fund revenues	218	216	175	850	673
Underwriting and other advisory fees	217	214	244	909	813
Foreign exchange revenues, other than trading	74	72	75	331	279
Card service revenues	155	150	144	555	518
Securitization revenues	54	24	60	200	165
Credit fees	60	59	43	224	227
Mortgage banking revenues	14	(3)	(12)	59	198
Gain (loss) on sale of investment account securities	(26)	31	11	23	31
Other	229	141	78	467	388

	2,919	2,859	2,748	11,428	10,822

Total revenues	4,642	4,572	4,360	18,121	17,418

Provision for credit losses	97	125	140	346	721

Insurance policyholder benefits, claims and acquisition expense	589	575	513	2,124	1,696

Non-interest expense
Human resources	1,735	1,714	1,603	6,854	6,448
Equipment	250	235	234	934	901
Occupancy	207	207	179	784	739
Communications	191	177	191	701	732
Professional fees	151	121	133	493	460
Outsourced item processing	72	74	73	294	292
Amortization of other intangibles	16	16	16	69	71
Other	190	199	195	980	766

	2,812	2,743	2,624	11,109	10,409

Business realignment charges	192	—	—	192	—

Goodwill impairment	130	—	—	130	—

Net income before income taxes	822	1,129	1,083	4,220	4,592
Income taxes	255	340	300	1,232	1,460

Net income before non-controlling interest	567	789	783	2,988	3,132
Non-controlling interest in net income of subsidiaries	49	43	37	171	127

Net income	$518	$746	$746	$2,817	$3,005

Preferred dividends	11	12	11	45	68

Net income available to common shareholders	$507	$734	$735	$2,772	$2,937

Average number of common shares (in thousands)	642,117	646,019	656,952	646,732	662,080
Earnings per share (in dollars)	$0.79	$1.14	$1.12	$4.29	$4.44
Average number of diluted common shares (in thousands)	650,805	654,275	663,841	655,508	669,016
Diluted earnings per share (in dollars)	$0.78	$1.12	$1.11	$4.23	$4.39

Dividends per share (in dollars)	$0.52	$0.52	$0.46	$2.02	$1.72

ROYAL BANK OF CANADA	- 44 -	Fourth Quarter 2004 Report

CANADIAN GAAP

Consolidated statement of changes in shareholders’ equity (unaudited)

	For the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
(C$ millions)	2004	2004	2003	2004	2003
Preferred stock
Balance at beginning of period	$832	$832	$841	$832	$1,545
Redeemed for cancellation	—	—	—	—	(645)
Translation adjustment on stock denominated in foreign currency	—	—	(9)	—	(68)

Balance at end of period	832	832	832	832	832

Common stock
Balance at beginning of period	7,023	7,058	7,019	7,018	6,979
Issued	17	14	37	127	193
Purchased for cancellation	(52)	(49)	(38)	(157)	(154)

Balance at end of period	6,988	7,023	7,018	6,988	7,018

Additional paid-in capital
Balance at beginning of period	167	140	84	85	78
Renounced stock appreciation rights, net of related income taxes	1	—	—	—	—
Stock-based compensation awards	14	15	1	56	7
Reclassified amounts	—	—	—	34	—
Other	(13)	12	—	(6)	—

Balance at end of period	169	167	85	169	85

Retained earnings
Balance at beginning of period	12,128	11,953	11,075	11,333	10,235
Net income	518	746	746	2,817	3,005
Preferred stock dividends	(11)	(12)	(11)	(45)	(68)
Common stock dividends	(333)	(336)	(301)	(1,303)	(1,137)
Premium paid on common stock purchased for cancellation	(237)	(223)	(176)	(735)	(698)
Issuance costs, net of related income taxes	—	—	—	—	(4)
Cumulative effect of adopting AcG 17, Equity-linked Deposit Contracts, net of related income taxes	—	—	—	(2)	—

Balance at end of period	12,065	12,128	11,333	12,065	11,333

Treasury stock
Balance at beginning of period	(284)	(257)	—	—	—
Reclassified amounts	—	—	—	(304)	—
Net sales (purchases)	(10)	(27)	—	10	—

Balance at end of period	(294)	(284)	—	(294)	—

Foreign currency translation adjustments, net of related income taxes
Balance at beginning of period	(842)	(570)	(473)	(893)	(54)
Change in unrealized foreign currency translation gains and losses	(1,643)	(586)	(1,814)	(1,341)	(2,988)
Impact of hedging unrealized foreign currency translation gains and losses	929	314	1,394	678	2,149

Balance at end of period	(1,556)	(842)	(893)	(1,556)	(893)

Shareholders’ equity at end of period	$18,204	$19,024	$18,375	$18,204	$18,375

ROYAL BANK OF CANADA	- 45 -	Fourth Quarter 2004 Report

CANADIAN GAAP

Consolidated statement of cash flows (unaudited)

	For the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
(C$ millions)	2004	2004	2003	2004	2003
Cash flows from operating activities
Net income	$518	$746	$746	$2,817	$3,005
Adjustments to determine net cash (used in) provided by operating activities
Provision for credit losses	97	125	140	346	721
Depreciation	104	102	99	396	398
Business realignment	192	—	—	192	—
Deferred income taxes	10	(42)	41	(69)	275
Impairment of goodwill and amortization of other intangibles	146	16	16	199	71
Writedown of deferred issuance costs	—	—	—	25	—
Gain on sale of premises and equipment	(7)	(9)	(2)	(52)	(15)
(Gain) loss on loan securitizations	(14)	6	(9)	(34)	(34)
Loss on investment in certain associated companies	—	—	34	9	34
Loss (gain) on sale of investment account securities	26	(31)	(11)	(23)	(31)
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	46	(315)	(186)	(13)	46
Net change in accrued interest receivable and payable	(47)	127	33	(119)	100
Current income taxes	239	380	415	(895)	672
Derivative-related assets	(8,663)	4,100	(872)	(3,279)	(5,354)
Derivative-related liabilities	9,356	(4,667)	2,054	4,426	5,638
Trading account securities	1,580	1,104	(9,910)	(1,965)	(11,930)
Net change in brokers and dealers receivable and payable	(1,558)	297	(2,667)	(1,883)	272
Other	(4,046)	2,846	(524)	671	(3,410)

Net cash (used in) provided by operating activities	(2,021)	4,785	(10,603)	749	(9,542)

Cash flows from investing activities
Change in interest-bearing deposits with banks	(613)	(1,296)	3,140	(3,273)	999
Change in loans, net of loan securitizations	(3,988)	(4,671)	(2,552)	(20,914)	(6,479)
Proceeds from loan securitizations	747	887	1,000	3,532	1,742
Proceeds from sale of investment account securities	5,399	4,128	7,703	18,430	19,340
Proceeds from maturity of investment account securities	16,733	7,163	9,923	38,088	26,983
Purchases of investment account securities	(15,179)	(11,626)	(15,519)	(50,911)	(49,750)
Change in loan substitute securities	(400)	3	11	(376)	69
Net acquisitions of premises and equipment	(100)	(75)	(196)	(444)	(420)
Change in assets purchased under reverse repurchase agreements	3,126	(801)	7,082	1,427	796
Net cash (used in) provided by acquisition of subsidiaries	—	(9)	(109)	438	(281)

Net cash provided by (used in) investing activities	5,725	(6,297)	10,483	(14,003)	(7,001)

Cash flows from financing activities
Change in deposits	(6,603)	5,977	2,694	11,814	14,790
Issue of RBC Capital Trust II Securities (RBC TruCS)	—	—	—	—	900
Issue of subordinated debentures	—	600	—	3,100	—
Repayment of subordinated debentures	(149)	(524)	(100)	(990)	(100)
Redemption of preferred stock for cancellation	—	—	—	—	(653)
Issuance costs	—	—	—	—	(4)
Issue of common stock	16	13	36	119	183
Purchase of common stock for cancellation	(289)	(272)	(214)	(892)	(852)
Net (purchases) sales of treasury stock	(10)	(27)	—	10	—
Dividends paid	(344)	(347)	(294)	(1,309)	(1,181)
Dividends/distributions paid by subsidiaries to non-controlling interests	(8)	(78)	(1)	(164)	(107)
Change in obligations related to assets sold under repurchase agreements	(2,033)	(1,988)	(854)	(2,030)	2,626
Change in obligations related to securities sold short	90	4,139	1,063	2,150	3,745
Change in short-term borrowings of subsidiaries	3,472	(3,247)	(1,771)	3,334	(2,374)

Net cash (used in) provided by financing activities	(5,858)	4,246	559	15,142	16,973

Effect of exchange rate changes on cash and due from banks	(19)	(11)	(26)	(17)	(77)

Net change in cash and due from banks	(2,173)	2,723	413	1,871	353
Cash and due from banks at beginning of period	6,931	4,208	2,474	2,887	2,534

Cash and due from banks at end of period	$4,758	$6,931	$2,887	$4,758	$2,887

Supplemental disclosure of cash flow information
Amount of interest paid in period	$1,691	$1,614	$1,604	$7,004	$7,170
Amount of income taxes paid in period	$476	$138	$168	$2,522	$1,723

ROYAL BANK OF CANADA	- 46 -	Fourth Quarter 2004 Report

CANADIAN GAAP

Notes to the interim consolidated financial statements

(unaudited) (All tabular amounts are in millions of Canadian dollars, except per share amounts)

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting policies and methods described in our audited consolidated financial statements for the year ended October 31, 2003, except as described below. Under Canadian GAAP, additional disclosures are required in annual financial statements and accordingly, these interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2003 and the accompanying notes included on pages 72A to 102A in our 2003 Annual Report. Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Note 1: Significant accounting policies

Change in financial statement presentation

During the year, we reviewed the presentation of certain items in our Consolidated balance sheet and reclassified $3.2 billion (July 31, 2004 - $5.0 billion; October 31, 2003 - $5.7 billion) of certificates of deposit from Interest-bearing deposits with banks to Trading account securities, and $6.8 billion (July 31, 2004 - $7.8 billion; October 31, 2003 - $5.8 billion) to Investment Account securities in order to more appropriately reflect the nature of these instruments.

Generally accepted accounting principles

In July 2003, the Canadian Institute of Chartered Accountants (CICA) issued Section 1100, Generally Accepted Accounting Principles. This section establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. The provisions of Section 1100 are applied on a prospective basis to balances outstanding as at November 1, 2003, and transactions after that date. In light of Section 1100 provisions, we have reviewed our application of certain accounting policies as described below.

Items in Transit

During the year, we reviewed the presentation of certain items in transit accounts and reclassified, commencing November 1, 2003, balances owing to other banks that arise from the clearing settlement system. These amounts were previously recorded in Cash and due from banks and have been reclassified to Deposits bank, Other liabilities and Other assets in order to more appropriately reflect the nature of these balances. Balances due from other banks that arise from the clearing settlement system will continue to be classified in Cash and due from banks. At October 31, 2004, $180 million (July 31, 2004 - $37 million), $1.7 billion (July 31, 2004 - $1.9 billion) and $1.1 billion (July 31, 2004 - nil) in Cash and due from banks were reclassified to Deposits bank, Other liabilities and Other assets, respectively.

Trade date accounting

During the first quarter, we changed from settlement date accounting to trade date accounting for securities. We reconsidered this decision in the fourth quarter and decided to present our Consolidated balance sheet using settlement date accounting, as we had done prior to November 1, 2003, and to record changes in the value of these securities between trade date and settlement date in the Consolidated income statement. This decision was made partly in response to the issuance of the re-exposure draft of CICA Section 3855, Financial Instruments – Recognition and Measurement, which permits either method of accounting with no indication that either method is preferred. The application of settlement date accounting increased Securities by $1.3 billion and decreased Other assets by $8.6 billion and Other liabilities by $7.3 billion as at October 31, 2004 and decreased Securities by $.2 billion, Other assets by $7.3 billion and Other liabilities by $7.5 billion as at July 31, 2004.

Treasury stock

Commencing November 1, 2003, we recorded as a deduction from total shareholders’ equity our own shares acquired and held by subsidiaries for reasons other than cancellation. These shares are now presented as Treasury stock but were previously classified as Trading account securities and Other assets. The balance outstanding at the beginning of the year was reclassified from assets to Treasury stock. Treasury stock is recorded at historical cost and is reduced for any resales or transfers to employees under certain stock-based compensation arrangements. Any gains or losses on resales or transfers of Treasury stock are recognized in Additional paid-in capital or against Retained earnings, respectively.

Foreign currency denominated shares

Prior to November 1, 2003, our foreign currency denominated preferred shares were translated at the rate prevailing at each balance sheet date. We are no longer changing the rate at which these shares are translated. The impact of this change was not significant to our consolidated financial statements.

Equity-linked deposit contracts

In November 2003, the CICA issued Accounting Guideline 17, Equity-Linked Deposit Contracts (AcG-17), which pertains to deposit obligations that require us to make variable payments based on the performance of certain equity indices, and allows for fair value recognition of the variable payment obligations embedded in these contracts with changes in fair value recognized in income as they arise. We elected to apply the guideline on a prospective basis to our equity-linked guaranteed investment certificates and equity-linked notes, which did not result in a significant impact on our financial position or results of operations for the three and twelve months ended October 31, 2004.

Classification of economic hedges

We have updated our disclosure for economic hedges that do not qualify for hedge accounting to reclassify the realized gains and losses on these hedges from Interest income - loans, to Non-interest income - other. As a result, the income, expenses, and fair value changes related to these derivatives are now all recorded in one line in our Consolidated statements of income for current and prior periods.

ROYAL BANK OF CANADA	- 47 -	Fourth Quarter 2004 Report

CANADIAN GAAP

Note 1: Significant accounting policies (continued)

Employee future benefits

In January 2004, the CICA amended Section 3461, Employee Future Benefits (CICA 3461R), to require additional disclosures about the assets, cash flows and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The new annual disclosures are effective for years ending on or after June 30, 2004, and new interim disclosures are effective for periods ending on or after that date. We early-adopted CICA 3461R in the second quarter of 2004 and the additional interim period disclosures of our pension plans and other postretirement benefit plans are presented in Note 7.

Future accounting changes

Consolidation of Variable Interest Entities

In June 2003, the CICA issued Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15). AcG-15 is harmonized with Financial Accounting Standards Board (FASB) Interpretation No. 46, Consolidation of Variable Interest Entities, and provides guidance for applying the principles in CICA Section 1590, Subsidiaries, to those entities defined as Variable Interest Entities (VIEs) and more commonly referred to as special purpose entities (SPEs). AcG-15 will be effective for all annual and interim periods beginning on or after November 1, 2004. In December 2003, the FASB published a revised version of Interpretation No. 46. As a result, CICA issued amendments to AcG-15 in order to harmonize with the corresponding U.S. guidance, keeping the effective date same as that of the original AcG-15. We expect that we will not consolidate our VIE mutual funds or assets administered in trusts for asset protection, intergenerational wealth transfer, or estate and financial planning. The multi-seller asset-backed commercial paper conduit programs (multi-seller conduits) that we administer, with commitments to purchase assets totalling $25.6 billion as at October 31, 2004, have all been restructured and we do not expect to consolidate them under the revised AcG-15.

Liabilities and equity

Pursuant to revisions of CICA Section 3860, Financial Instruments: Disclosure and Presentation, effective November 1, 2004, we will be required to consider as liabilities, certain of our financial instruments that can be settled by a variable number of our common shares upon conversion by the holder. The revised standard will result in approximately $1.4 billion of our trust capital securities included in Non-controlling interest in subsidiaries and approximately $300 million of our First Preferred Series N shares to be presented as financial liabilities on our Consolidated balance sheet. Accrued yield distributions and dividends on these instruments will also be reclassified to Interest expense in our Consolidated statement of income.

Note 2: Business Realignment Charges

On September 9, 2004 the Board of Directors approved a realignment of our organizational structure effective November 1, 2004. The objectives of the business realignment are to accelerate revenue growth, reduce costs and to streamline and improve the efficiency of our operations in order to better serve our clients. A key aspect of the realignment involves reorganizing our existing five segments into the following three, effective November 1, 2004:

•	a Canadian personal and business segment which combines our Canadian banking, investments and insurance platforms in addition to the U.S. insurance and global reinsurance businesses;

•	a U.S. and international segment which includes banking and investments in the U.S., banking and brokerage in the Caribbean, and Global Private Banking internationally; and

•	a global capital markets segment which includes corporate and commercial banking.

During the fourth quarter, we began executing the other key initiatives of the business realignment which comprise staff reductions and reducing occupancy costs. We expect the majority of these realignment initiatives to be completed during fiscal 2005 although certain lease obligations extend beyond that time.

	Employee-	Premises-	Other	Total
Business realignment charges	related charges	related charges	charges	charges
Realignment charges during the quarter	$166	$13	$13	$192
Cash payments	—	—	—	—

Balance at October 31, 2004	$166	$13	$13	$192

At October 31, 2004, we recorded aggregate pre-tax business realignment charges of $192 million of which $166 million relates to severance costs for 1,660 employee positions. The distribution of the employee positions across the segments is as follows: Banking – 1,030; Investments – 88; Insurance – 145; Capital Markets – 113; Global Services – 10; Other – 274. Geographically, 1,120 positions relate to Canada, 477 to the U.S. and 63 Internationally. Approximately 40 employees were notified by October 31st.

We are in the process of closing 38 of RBC Mortgage Company’s (RBC Mortgage) 213 branches in the U.S. In addition, in January 2005, the Chicago headquarters of RBC Mortgage will be closed and the operations transferred to our Houston office. We have included in our business realignment charges the fair value of the remaining future lease obligations, net of anticipated sublease revenues, for the premises that we have vacated but for which we remain the lessee. We have also expensed the lease cancellation payments for those locations for which we have legally extinguished our lease obligation. The carrying value of redundant assets in the closed premises has been included in premises-related costs. An additional 9 RBC Mortgage branches and 10 of RBC Centura Banks’ 275 branches are scheduled to be closed in fiscal 2005. The premises-related costs associated with these closures will be recorded in fiscal 2005.

ROYAL BANK OF CANADA	- 48 -	Fourth Quarter 2004 Report

CANADIAN GAAP

Note 2: Business Realignment Charges (continued)

We engaged a professional services firm to provide us with strategic and organizational advice with respect to the business realignment initiatives. A charge of $13 million for these services is recorded in Other in the above table.

At October 31, 2004, the business realignment charges to be paid in future periods were $192 million and are recorded in Other liabilities on the Consolidated balance sheet. The total business realignment charges for each segment are disclosed in Note 11. As at October 31, 2004, the premises-related costs and the other costs pertain to the Banking and Other segments, respectively.

Note 3: Goodwill Impairment

Coincident with the completion of our annual goodwill impairment test, our business realignment, effective November 1, 2004, was announced. The results of our goodwill impairment test, which was based on a discounted cashflow model, indicate that goodwill attributable to RBC Mortgage is impaired by approximately $130 million.

Note 4: Acquisitions

Acquisition of Canadian operations of Provident Life and Accident Insurance Company

Effective May 1, 2004, RBC Insurance acquired the Canadian operations of Provident Life and Accident Insurance Company (Unum Provident), a wholly owned subsidiary of UnumProvident Corporation. As part of the acquisition, RBC Insurance assumed Unum Provident’s policy liabilities. The assets acquired and the liabilities assumed have the same approximate fair value of $1.6 billion. The assets and liabilities comprise primarily investments and actuarial liabilities, respectively.

Acquisition of William R. Hough & Co., Inc.

On February 27, 2004, RBC Dain Rauscher Inc. acquired all of the outstanding shares of William R. Hough & Co., Inc., a privately held St. Petersburg, Florida-based full-service investment firm that specializes in fixed income products and underwriting primarily in the southeastern U.S. and Texas. The purchase cost was approximately US$112 million, including closing costs, and the excess of the purchase cost over the fair value of net tangible assets acquired was approximately US$87 million, which was allocated primarily to goodwill.

Acquisition of Provident Financial Group Inc.

On November 21, 2003, RBC Centura Banks, Inc., acquired the operations of Cincinnati, Ohio-based Provident Financial Group Inc. (Provident). The operations included all of Provident’s operations in Florida, comprising 13 branches serving areas of western Florida. The purchase consideration comprised US$81 million cash and the assumption of net tangible liabilities valued at approximately US$27 million. This amount represented total excess consideration of approximately US$108 million and was allocated to core deposit intangibles and goodwill of approximately US$10 million and US$98 million, respectively.

Note 5: Securitizations

During the fourth quarter of 2004, we securitized $1,026 million ($836 million for the fourth quarter of 2003; $4,977 million for the year ended October 31, 2004) of government guaranteed residential mortgage loans through the creation of mortgage-backed securities. We sold $500 million (nil for the fourth quarter of 2003; $3,074 million for the year ended October 31, 2004) of those securities for net cash proceeds of $497 million (nil for the fourth quarter of 2003; $3,035 million for the year ended October 31, 2004) and retained the rights to future excess interest of $9 million (nil for the fourth quarter of 2003; $75 million for the year ended October 31, 2004) on the residential mortgages. Net of transaction costs, a pre-tax gain of $6 million (nil for the fourth quarter of 2003; $36 million for the year ended October 31, 2004) on the sale of the securities, was recognized in Securitization revenues. Mortgage-backed securities, created and unsold, remain on the Consolidated balance sheet and are classified as Investment account securities.

During the fourth quarter of 2004, we also securitized $242 million (nil for the fourth quarter of 2003; $486 million for the year ended October 31, 2004) of commercial mortgage loans for net cash proceeds of $250 million (nil for the fourth quarter of 2003; $497 million for the year ended October 31, 2004). Net of transaction costs, a pre-tax gain of $8 million (nil for the fourth quarter of 2003; $11 million for the year ended October 31, 2004) was recognized in Securitization revenues.

We did not securitize any credit card receivables during 2004 ($1,000 million during the fourth quarter of 2003 for net proceeds of $1,000 million with a retained interest of $9 million resulting in a pre-tax gain of $9 million recognized in the fourth quarter of 2003).

ROYAL BANK OF CANADA	- 49 -	Fourth Quarter 2004 Report

CANADIAN GAAP

Note 6: Stock-based compensation

We adopted the fair value method of accounting recommended by the CICA in Section 3870, Stock-based Compensation and Other Stock-based Payments, prospectively for new awards granted after November 1, 2002. For awards granted before November 1, 2002, the pro forma effect of the fair value method is indicated in the following table:

	For the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
	2004	2004	2003	2004	2003
As reported:
Net income	$518	$746	$746	$2,817	$3,005
Earnings per share	0.79	1.14	1.12	4.29	4.44
Diluted earnings per share	0.78	1.12	1.11	4.23	4.39
Pro forma:
Net income	$510	$739	$737	$2,785	$2,970
Earnings per share	0.78	1.13	1.11	4.24	4.39
Diluted earnings per share	0.77	1.11	1.10	4.18	4.35

Note 7: Pension and other postretirement benefits

	For the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
	2004	2004	2003	2004	2003
Pension benefit expense	$78	$83	$64	$329	$237
Other postretirement benefit expense	$47	$48	$39	$189	$161

Note 8: Significant capital transactions

On October 12, 2004, we redeemed all outstanding 6% subordinated debentures due October 12, 2009, for $150 million plus accrued interest.

On July 7, 2004, we redeemed all outstanding 6.05% subordinated debentures due July 7, 2009, for $175 million plus accrued interest.

On June 18, 2004, we announced the renewal of our normal course issuer bid to purchase, for cancellation, up to 25 million of our common shares through the facilities of the Toronto Stock Exchange. Under this bid, purchases may be made for a one-year period commencing on June 24, 2004. During the quarter, we repurchased 4,743,205 common shares at an average price of $60.79 under the current normal course issuer bid. Since the inception of the bid, we repurchased 6,412,918 common shares at an average price of $60.56.

On June 18, 2004, we issued $600 million of subordinated debentures at an interest rate of 5.95% per annum (paid semi-annually) until June 18, 2014. The subordinated debentures are redeemable at par on June 18, 2014. If the notes are not redeemed, the coupon will reset on June 18, 2014 and every five years thereafter at the 5-year Government of Canada Yield plus 1.72% (paid semi-annually) until maturity of the subordinated debentures on June 18, 2103. The issue was priced at $100 with a yield to June 18, 2014 of 5.95%.

On June 11, 2004, we redeemed all outstanding 5.10% subordinated debentures due June 11, 2009, for $350 million plus accrued interest.

On April 13, 2004, we issued $1 billion of subordinated debentures at an interest rate of 4.18% per annum (paid semi-annually) until June 1, 2009, and at the three-month Banker’s Acceptance Rate plus 1.00% thereafter until their maturity on June 1, 2014 (paid quarterly). The issue was priced at $100 with a yield to June 1, 2009 of 4.181%.

On April 12, 2004, we redeemed all outstanding 5.40% subordinated debentures due April 12, 2009, for an amount of $350 million plus accrued interest.

On January 27, 2004, we issued $500 million of subordinated debentures at an interest rate of 3.96% per annum (paid semi-annually) until January 27, 2009, and at the three-month Banker’s Acceptance Rate plus 1.00% thereafter until their maturity on January 27, 2014 (paid quarterly). The issue was priced at $99.964 with the yield to January 27, 2009 of 3.968%.

On November 3, 2003, we issued $1 billion of subordinated debentures at an interest rate of 5.45% per annum (paid semi-annually) until November 4, 2013, and at the three-month Banker’s Acceptance Rate plus 1.00% thereafter until their maturity on November 4, 2018 (paid quarterly). The issue was priced at $100 with the yield to November 4, 2013 of 5.45%.

ROYAL BANK OF CANADA	- 50 -	Fourth Quarter 2004 Report

CANADIAN GAAP

Note 9: Contingencies

Enron litigation

Royal Bank of Canada and certain related entities are defendants in the adversary proceedings in the United States Bankruptcy Court, Southern District of New York, previously brought by Enron Corp. (and related debtor affiliates) along with numerous other financial institution defendants.

Royal Bank of Canada and certain related entities are named as defendants in an action commenced by a putative class of purchasers of Enron publicly traded equity and debt securities between January 9, 1999 and November 27, 2001, entitled Regents of the University of California v. Royal Bank of Canada in the United States District Court, Southern District of Texas (Houston Division). This case has been consolidated with the lead action captioned Newby v. Enron Corp., which is the main consolidated putative Enron shareholder class action wherein similar claims have been made against numerous other financial institutions. In addition, Royal Bank of Canada and certain related entities have been named as defendants in Enron-related cases, which are filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. Royal Bank is also a third-party defendant in cases in which Enron’s accountants, Arthur Andersen LLP, filed third-party claims against a number of parties, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in these actions.

It is not possible to predict the ultimate outcome of these lawsuits or the timing of their resolution. Management reviews the status of these matters on an ongoing basis and will exercise its judgment in resolving them in such manner as it believes to be in our best interests. We will defend ourselves vigorously in these cases. However, given the significant uncertainties surrounding the timing and outcome of this litigation, the large number of cases, the multiple defendants in many of them, the novel issues presented, the length of time before these cases will be resolved by settlement or through litigation, and the current difficult litigation environment, no provision for loss has been recorded in the interim consolidated financial statements as it is presently not possible to determine our ultimate exposure for these matters. Management believes the ultimate resolution of these lawsuits and other proceedings, while not likely to have a material adverse effect on our consolidated financial position, may be material to our operating results for any particular period.

Other

Various other legal proceedings are pending that challenge certain of our practices or actions. Management considers that the aggregate liability resulting from these other proceedings will not be material to our financial position or results of operations.

Note 10: Rabobank settlement

On June 21, 2002, a week before it was due to pay Royal Bank of Canada US$517 million plus interest under the terms of a total return swap, recorded in Other assets, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank) initiated an action against us in New York State Court in an effort to nullify its obligation under the swap. On June 24, 2002, we instituted proceedings against Rabobank in the High Court in London, alleging that Rabobank had repudiated its obligation under the swap.

In October 2003, we received a settlement valued at approximately US$195 million plus interest, which was in accordance with the terms of a settlement agreement with Enron Corporation, the Enron Creditors’ Committee and Rabobank. The settlement received reduced the amount owing by Rabobank to US$322 million plus interest.

On February 16, 2004, Royal Bank of Canada announced that it had reached a confidential settlement, through non-binding mediation with Rabobank, resolving this litigation. The settlement, net of a related reduction in compensation and tax expenses, decreased Net income in the first quarter of 2004 by $74 million.

ROYAL BANK OF CANADA	- 51 -	Fourth Quarter 2004 Report

CANADIAN GAAP

Note 11: Results by business and geographic segments

a) Quarterly earnings by business segment

	RBC Banking			RBC Investments			RBC Insurance			RBC Capital Markets
	Q4	Q3	Q4	Q4	Q3	Q4	Q4	Q3	Q4	Q4	Q3	Q4
	’04	’04	’03	’04	’04	’03	’04	’04	’03	’04	’04	’03
Net interest income	$1,397	$1,407	$1,378	$113	$108	$93	$—	$—	$—	$191	$179	$106
Non-interest income	500	504	488	803	817	821	790	792	676	496	458	522

Total revenues	1,897	1,911	1,866	916	925	914	790	792	676	687	637	628
Provision for (recovery of) credit losses	133	128	131	—	2	(2)	—	—	—	(26)	3	18
Insurance policyholder benefits, claims and acquisition expense	—	—	—	—	—	—	589	575	513	—	—	—
Non-interest expense	1,265	1,220	1,152	760	755	722	133	135	112	459	448	431
Business realignment charges	75	—	—	17	—	—	8	—	—	25	—	—
Goodwill impairment	130	—	—	—	—	—	—	—	—	—	—	—
Income taxes and non-controlling interest	152	187	206	42	55	68	(7)	7	(7)	58	41	52

Net income (loss)	$142	$376	$377	$97	$113	$126	$67	$75	$58	$171	$145	$127

	RBC Global Services			Other			Total
	Q4	Q3	Q4	Q4	Q3	Q4	Q4	Q3	Q4
	’04	’04	’03	’04	’04	’03	’04	’04	’03
Net interest income	$48	$44	$42	$(26)	$(25)	$(7)	$1,723	$1,713	$1,612
Non-interest income	221	235	211	109	53	30	2,919	2,859	2,748

Total revenues	269	279	253	83	28	23	4,642	4,572	4,360
Provision for (recovery of) credit losses	(2)	—	—	(8)	(8)	(7)	97	125	140
Insurance policyholder benefits, claims and acquisition expense	—	—	—	—	—	—	589	575	513
Non-interest expense	189	187	187	6	(2)	20	2,812	2,743	2,624
Business realignment charges	3	—	—	64	—	—	192	—	—
Goodwill impairment	—	—	—	—	—	—	130	—	—
Income taxes and non-controlling interest	28	32	23	31	61	(5)	304	383	337

Net income (loss)	$51	$60	$43	$(10)	$(23)	$15	$518	$746	$746

b) Quarterly earnings by geographic segment

	October 31				July 31				October 31
	2004				2004				2003
			Other				Other				Other
	Canada	U.S.	Int’l	Total	Canada	U.S.	Int’l	Total	Canada	U.S.	Int’l	Total
Net interest income	$1,337	$327	$59	$1,723	$1,338	$249	$126	$1,713	$1,237	$283	$92	$1,612
Non-interest income	1,641	857	421	2,919	1,540	953	366	2,859	1,363	927	458	2,748

Total revenues	2,978	1,184	480	4,642	2,878	1,202	492	4,572	2,600	1,210	550	4,360
Provision for (recovery of) credit losses	100	8	(11)	97	109	31	(15)	125	110	25	5	140
Insurance policyholder benefits, claims and acquisition expense	283	219	87	589	262	223	90	575	161	204	148	513
Non-interest expense	1,701	842	269	2,812	1,626	863	254	2,743	1,502	857	265	2,624
Business realignment charges	142	44	6	192	—	—	—	—	—	—	—	—
Goodwill impairment	—	130	—	130	—	—	—	—	—	—	—	—
Income taxes and non-controlling interest	277	23	4	304	359	11	13	383	301	37	(1)	337

Net income (loss)	$475	$(82)	$125	$518	$522	$74	$150	$746	$526	$87	$133	$746

ROYAL BANK OF CANADA	- 52 -	Fourth Quarter 2004 Report

CANADIAN GAAP

Note 11: Results by business and geographic segments (continued)

c) Twelve-month earnings by business segment

	RBC Banking		RBC Investments		RBC Insurance		RBC Capital Markets
	2004	2003	2004	2003	2004	2003	2004	2003
Net interest income	$5,517	$5,546	$429	$419	$—	$—	$679	$415
Non-interest income	2,040	2,127	3,322	3,110	2,870	2,356	2,077	2,241

Total revenues	7,557	7,673	3,751	3,529	2,870	2,356	2,756	2,656
Provision for (recovery of) credit losses	474	554	4	(2)	—	—	(77)	195
Insurance policyholder benefits, claims and acquisition expense	—	—	—	—	2,124	1,696	—	—
Non-interest expense	4,840	4,650	3,014	2,912	487	460	2,017	1,671
Business realignment charges	75	—	17	—	8	—	25	—
Goodwill impairment	130	—	—	—	—	—	—	—
Income taxes and non-controlling interest	746	908	226	209	(5)	(16)	166	282

Net income (loss)	$1,292	$1,561	$490	$410	$256	$216	$625	$508

	RBC Global Services		Other		Total
	2004	2003	2004	2003	2004	2003
Net interest income	$177	$166	$(109)	$50	$6,693	$6,596
Non-interest income	887	824	232	164	11,428	10,822

Total revenues	1,064	990	123	214	18,121	17,418
Provision for (recovery of) credit losses	(19)	2	(36)	(28)	346	721
Insurance policyholder benefits, claims and acquisition expense	—	—	—	—	2,124	1,696
Non-interest expense	738	714	13	2	11,109	10,409
Business realignment charges	3	—	64	—	192	—
Goodwill impairment	—	—	—	—	130	—
Income taxes and non-controlling interest	118	97	152	107	1,403	1,587

Net income (loss)	$224	$177	$(70)	$133	$2,817	$3,005

d) Twelve-month earnings by geographic segment

	2004				2003
			Other				Other
	Canada	U.S.	Int’l	Total	Canada	U.S.	Int’l	Total
Net interest income	$5,183	$1,116	$394	$6,693	$5,128	$1,210	$258	$6,596
Non-interest income	6,121	3,699	1,608	11,428	5,426	3,537	1,859	10,822

Total revenues	11,304	4,815	2,002	18,121	10,554	4,747	2,117	17,418
Provision for (recovery of) credit losses	343	61	(58)	346	527	106	88	721
Insurance policyholder benefits, claims and acquisition expense	909	872	343	2,124	669	543	484	1,696
Non-interest expense	6,449	3,680	980	11,109	5,992	3,511	906	10,409
Business realignment charges	142	44	6	192	—	—	—	—
Goodwill impairment	—	130	—	130	—	—	—	—
Income taxes and non-controlling interest	1,306	12	85	1,403	1,316	216	55	1,587

Net income (loss)	$2,155	$16	$646	$2,817	$2,050	$371	$584	$3,005

For management reporting purposes, our operations are grouped into the main business segments of RBC Banking, RBC Insurance, RBC Investments, RBC Capital Markets and RBC Global Services. The Other segment mainly comprises Corporate Treasury, Corporate Resources and Information Technology. The management reporting process measures the performance of these business segments based on our management structure and is not necessarily comparable with similar information for other financial services companies. We use a management reporting model that includes methodologies for funds transfer pricing, attribution of economic capital and cost transfers to measure business segment results. Operating revenues and expenses directly associated with each segment are included in the business segment results. Transfer pricing of funds and inter-segment goods and services are generally at market rates. Overhead costs, indirect expenses and capital are attributed to the business segments based on allocation and risk-based methodologies, which are subject to ongoing review. During the quarter, we revisited the business segment reporting and determined that the mark-to-market changes on certain derivatives that do not qualify for hedge accounting that are attributable to RBC Mortgage should be recorded in RBC Banking on the basis that it actively manages these activities whereas Corporate Treasury provides advisory services. Consequently, we reclassified to RBC Banking the $13 million after-tax losses recorded in Other in the third quarter of 2004.

ROYAL BANK OF CANADA	- 53 -	Fourth Quarter 2004 Report

CANADIAN GAAP

Note 11: Results by business and geographic segments (continued)

For geographic reporting, our segments are grouped into Canada, United States and Other international. Transactions are primarily recorded in the location that best reflects the risk due to negative changes in economic conditions, and prospects for growth due to positive economic changes. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of the customer. Transactions recorded in the local residing currency are subject to foreign exchange rate fluctuations with respect to the movement in the Canadian dollar.

During the second quarter of 2004, we revisited our geographic reporting and reclassified certain amounts to more appropriately reflect the way management reviews these results, consistent with the above methodology. Within RBC Insurance, certain reinsurance results were reclassified from United States and Canada to Other International. Within the Other segment, certain comparative amounts related to the sale of RBC Centura’s merchant acquiring card portfolio to Moneris Solutions, Inc., in the first quarter of 2004, were reclassified from Canada to United States.

ROYAL BANK OF CANADA	- 54 -	Fourth Quarter 2004 Report

CANADIAN GAAP

Note 12: Reconciliation of Canadian and United States generally accepted accounting principles

The consolidated financial statements are prepared in accordance with Subsection 308 of the Bank Act (Canada), which states that except as otherwise specified by the Superintendent of Financial Institutions Canada, the financial statements are to be prepared in accordance with Canadian generally accepted accounting principles (GAAP). As required by the United States Securities and Exchange Commission, material differences between Canadian and United States GAAP are described below.

Condensed consolidated balance sheets

	As at October 31, 2004			As at July 31, 2004			As at October 31, 2003
	Canadian		U.S.	Canadian		U.S.	Canadian		U.S.
	GAAP	Differences	GAAP	GAAP	Differences	GAAP	GAAP	Differences	GAAP
Assets
Cash and due from banks	$4,758	$—	$4,758	$6,931	$—	$6,931	$2,887	$—	$2,887
Interest-bearing deposits with banks	5,220	16	5,236	4,607	26	4,633	3,126	(34)	3,092
Securities
Trading account	89,322	(1,687)	87,635	90,902	(107)	90,795	87,532	(813)	86,719
Investment account	38,923	(38,923)	—	45,376	(45,376)	—	41,074	(41,074)	—
Loan substitute	701	(701)	—	301	(301)	—	325	(325)	—
Available for sale	—	39,861	39,861	—	45,673	45,673	—	41,619	41,619
Assets purchased under reverse repurchase agreements	34,862	—	34,862	37,988	—	37,988	36,289	—	36,289
Loans	186,543	967	187,510	183,774	8,804	192,578	170,394	98	170,492
Other
Customers’ liability under acceptances	6,184	—	6,184	6,499	—	6,499	5,943	—	5,943
Derivative-related amounts	38,891	1,190	40,081	30,228	987	31,215	35,612	1,028	36,640
Premises and equipment	1,756	(25)	1,731	1,758	(23)	1,735	1,670	(15)	1,655
Goodwill	4,369	47	4,416	4,849	45	4,894	4,587	46	4,633
Other intangibles	523	—	523	570	—	570	580	—	580
Reinsurance recoverables	—	1,701	1,701	—	1,756	1,756	—	3,321	3,321
Separate account assets	—	120	120	—	122	122	—	224	224
Other assets	17,144	15,920	33,064	14,897	15,080	29,977	13,014	5,483	18,497

	$429,196	$18,486	$447,682	$428,680	$26,686	$455,366	$403,033	$9,558	$412,591

Liabilities and shareholders’ equity
Deposits	$270,959	$616	$271,575	$277,562	$607	$278,169	$259,145	$1,373	$260,518
Other
Acceptances	6,184	—	6,184	6,499	—	6,499	5,943	—	5,943
Obligations related to securities sold short	25,005	(1,190)	23,815	24,915	146	25,061	22,855	(112)	22,743
Obligations related to assets sold under repurchase agreements	21,705	—	21,705	23,738	—	23,738	23,735	—	23,735
Derivative-related amounts	42,201	669	42,870	32,845	601	33,446	37,775	652	38,427
Insurance claims and policy benefit liabilities	6,838	2,514	9,352	6,792	2,539	9,331	5,256	3,374	8,630
Separate account liabilities	—	120	120	—	122	122	—	224	224
Other liabilities	27,575	16,065	43,640	26,449	23,547	49,996	21,318	4,881	26,199
Subordinated debentures	8,116	406	8,522	8,440	290	8,730	6,243	338	6,581
Non-controlling interest in subsidiaries	2,409	(885)	1,524	2,416	(847)	1,569	2,388	(914)	1,474
Shareholders’ equity	18,204	171	18,375	19,024	(319)	18,705	18,375	(258)	18,117

	$429,196	$18,486	$447,682	$428,680	$26,686	$455,366	$403,033	$9,558	$412,591

ROYAL BANK OF CANADA	- 55 -	Fourth Quarter 2004 Report

CANADIAN GAAP

Note 12: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

Condensed consolidated statements of income

	For three months ended			For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
	2004	2004	2003	2004	2003
Net income, Canadian GAAP	$518	$746	$746	$2,817	$3,005
Differences:
Net interest income
Derivative instruments and hedging activities(1)	5	2	(6)	10	(1)
Variable Interest Entities(2)	(3)	2	(14)	(19)	(15)
Joint ventures (3)	—	—	—	—	(2)
Non-interest income
Insurance accounting(4)	(169)	(160)	(128)	(603)	(311)
Derivative instruments and hedging activities(1)	(34)	23	69	(1)	29
Reclassification of securities(5)	—	—	2	7	(12)
Variable Interest Entities(2)	—	(2)	(2)	—	1
Limited partnerships(6)	4	5	—	(11)	—
Joint ventures(3)	(39)	(40)	(39)	(146)	(147)
Other (9)	(8)	3	7	(8)	(13)
Provision for credit losses
Reclassification of securities(5)	—	—	3	(1)	6
Insurance policyholder benefits, claims and acquisition expense
Insurance accounting(4)	175	153	127	615	292
Non-interest expense
Stock appreciation rights(7)	2	—	8	(3)	16
Insurance accounting(4)	1	7	4	15	36
Joint ventures(3)	30	31	30	114	122
Variable Interest Entities(2)	(10)	(15)	—	(35)	—
Other(9)	(1)	—	—	(2)	(1)
Income taxes and net difference in income taxes due to the above items (8)	20	(2)	(16)	38	17
Non-controlling interest in net income of Subsidiaries
Variable Interest Entities(2)	13	15	13	52	14

Net income, U.S. GAAP	$504	$768	$804	$2,839	$3,036

Earnings per share(10)	$0.77	$1.17	$1.20	$4.31	$4.47
Diluted earnings per share(10)	$0.76	$1.15	$1.19	$4.25	$4.42

For a complete discussion of U.S. and Canadian GAAP differences see Note 26 to the consolidated financial statements for the year ended October 31, 2003, on page 102A of our 2003 Annual Report.

Significant Statement of Income Reconciling Items

(1) Derivative instruments and hedging activities

Recording derivatives and hedging activities in accordance with U.S. GAAP would decrease Net income by $19 million for the three months ended October 31, 2004. It would also increase Loans by $43 million, Other assets by $910 million, Deposits by $158 million, Other liabilities by $464 million and Subordinated debentures by $406 million, and would decrease Interest-bearing deposits with banks by $33 million and Shareholders’ equity by $108 million as at October 31, 2004.

ROYAL BANK OF CANADA	- 56 -	Fourth Quarter 2004 Report

CANADIAN GAAP

Note 12: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

Significant Statement of Income Reconciling Items (continued)

(1) Derivative instruments and hedging activities (continued)

We have adopted on a prospective basis Accounting Guideline 17, Equity-Linked Deposit Contracts, under Canadian GAAP. This Guideline eliminated a difference from U.S. GAAP pertaining to deposit contracts that require us to make variable payments based on the performance of certain equity indices. The variable component embedded in our equity-linked guaranteed investment certificates and equity-linked notes is bifurcated from the host contract and recognized at fair value under both Canadian and U.S. GAAP with changes in fair value recognized in net income.

(2) Variable Interest Entities

FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46R), as revised in December 2003, requires consolidation of Variable Interest Entities (VIEs) by the Primary Beneficiary. Applying the provisions of FIN 46R would result in consolidation of various VIEs and deconsolidation of certain others although it would have no net impact on the Consolidated income statement. It would increase Interest-bearing deposits with banks by $49 million, Loans by $924 million, Other assets by $44 million, Deposits by $266 million and Other liabilities by $1,012 million, and would decrease Securities by $624 million and Non-controlling interest in subsidiaries by $885 million as at October 31, 2004.

(3) Joint ventures

Investments in joint ventures are proportionately consolidated under Canadian GAAP. Under U.S. GAAP, investments in joint ventures are accounted for under the equity method which would decrease Other assets and Other liabilities by $80 million as at October 31, 2004, but would have no impact on Net income.

(4) Insurance accounting

The application of U.S. GAAP would increase Net income by $6 million for the three months ended October 31, 2004. It would also increase Other assets by $2,048 million, Other liabilities by $1,949 million and Shareholders’ equity by $99 million as at October 31, 2004.

(5) Reclassification of securities

Classifying Securities in accordance with U.S. GAAP would have no impact on Net income for the three months ended October 31, 2004. It would increase Securities by $374 million, Shareholders’ equity by $234 million and decrease Other assets by $140 million as at October 31, 2004.

(6) Limited partnerships

Under U.S. GAAP, the equity method is used to account for investments in limited partnerships that are more than 3 to 5% of the total ownership interest. Under Canadian GAAP, we use the equity method to account for investments in limited partnerships if we have the ability to exercise significant influence, generally indicated by an ownership interest of 20% or more. Using a lower threshold in applying the equity method under U.S. GAAP would increase Net income by $3 million for the three months ended October 31, 2004. It would also increase Other assets by $95 million, and would decrease Securities by $102 million and Shareholders’ equity by $7 million as at October 31, 2004.

(7) Stock appreciation rights

Recording compensation expense in accordance with U.S. GAAP would increase Net income by $1 million for the three months ended October 31, 2004. It would also increase Shareholders’ equity by $17 million, and would decrease Other assets by $10 million and Other liabilities by $27 million as at October 31, 2004.

(8) Income taxes

In addition to the tax impact of the differences outlined in the Significant statement of income reconciling items, under U.S. GAAP, the effects of changes in tax rates on deferred income taxes are recorded when the tax rate change has been passed into law. Under Canadian GAAP, these effects are recorded when the tax rate changed has been substantively enacted.

(9) Other

Other differences between U.S. and Canadian GAAP relate to the right of offset, guarantees, adoption of Staff Accounting Bulletin No. 105, Application of Accounting Principles to Loan Commitments and other minor items. The net of these items would reduce Net income by $5 million for the three months ended October 31, 2004. It would also increase Securities by $152 million, Other assets by $121 million, Deposits by $192 million, Other liabilities by $78 million and Shareholders’ equity by $3 million as at October 31, 2004.

(10) Two-class method of calculating earnings per share (EITF 03-6)

The Emerging Issues Task Force (EITF) reached final consensus on EITF 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share, which was subsequently ratified by the FASB on March 31, 2004. The final consensus requires a change in the calculation of earnings per share to give effect to certain securities or other instruments or contracts that entitle their holders to participate in undistributed earnings of the reporting entity when such entitlement is nondiscretionary and objectively determinable. This consensus is effective for fiscal periods beginning after March 31, 2004, and requires retroactive adjustment to earnings per share presented for prior periods. EITF 03-6 reduced earnings per share for all periods presented by less than one cent except for the year ended October 31, 2004 where the reduction in Basic earnings per share was approximately one cent. Basic earnings per share for the quarter and year ended October 31, 2003 and Diluted earnings per share for the year ended October 31, 2003 are restated to reflect a reduction of one cent per share.

ROYAL BANK OF CANADA	- 57 -	Fourth Quarter 2004 Report

CANADIAN GAAP

Note 12: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

Significant Balance Sheet Reconciling Items

Additional pension obligation

Recording an additional pension obligation in accordance with U.S. GAAP would increase Other assets by $35 million and Other liabilities by $102 million, and would decrease Shareholders’ equity by $67 million as at October 31, 2004.

Trade date accounting

The application of trade date accounting to our Consolidated balance sheet would increase Other assets by $8,567 million and Other liabilities by $7,317 million, and would decrease Securities by $1,250 million as at October 31, 2004.

Non-cash collateral

Accounting for non-cash collateral under U.S. GAAP would increase Other assets and Other liabilities by $7,363 million as at October 31, 2004.

Note 13: Subsequent Event

On November 23, 2004, we agreed to sell Liberty Insurance Services Corp. (LIS) to IBM. The sale, which is expected to close by December 31, 2004, will result in the transfer of approximately 700 LIS employees to IBM. The total assets and liabilities of LIS are immaterial to RBC Insurance and the sale is expected to result in a nominal gain. In connection with the sale agreement, we entered into a long-term services agreement with IBM whereby it will perform certain processing and management functions for the U.S. operations of RBC Insurance.

ROYAL BANK OF CANADA	- 58 -	Fourth Quarter 2004 Report

Appendix: Credit related information (unaudited) (1)

Impaired loans (2)

	October 31	July 31	April 30	January 31	October 31
(C$ millions, except percentage amounts)	2004	2004	2004	2004	2003
Net impaired loans
Residential mortgage	$133	$124	$133	$116	$118
Personal	78	80	96	94	96
Business and government	561	616	749	814	774

Total	$772	$820	$978	$1,024	$988

Net impaired loans as a % of related loans, acceptances and reverse repurchase agreements
Residential mortgage	0.16%	0.15%	0.17%	0.15%	0.15%
Personal	0.21%	0.22%	0.28%	0.29%	0.30%
Business and government	0.55%	0.59%	0.72%	0.84%	0.79%

Total	0.34%	0.36%	0.44%	0.48%	0.46%

Allowance for credit losses

	For the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
(C$ millions, except percentage amounts)	2004	2004	2003	2004	2003
Allowance at beginning of period	$1,866	$1,929	$2,265	$2,164	$2,314
Provision for credit losses	97	125	140	346	721
Write-offs
Residential mortgage	(3)	(2)	(4)	(7)	(10)
Personal	(69)	(83)	(88)	(325)	(373)
Credit card	(55)	(55)	(48)	(207)	(192)
Business and government	(133)	(91)	(117)	(462)	(407)

	(260)	(231)	(257)	(1,001)	(982)
Recoveries
Personal	19	17	17	68	68
Credit card	10	11	10	39	37
Business and government	21	20	16	109	65

	50	48	43	216	170

Net write-offs	(210)	(183)	(214)	(785)	(812)
Adjustments	(39)	(5)	(27)	(11)	(59)

Allowance at end of period	$1,714	$1,866	$2,164	$1,714	$2,164
Net write-offs as a % of average loans, acceptances and reverse repurchase agreements	0.36%	0.32%	0.39%	0.35%	0.37%
Allocation of allowance
Residential mortgage	$27	$29	$37	$27	$37
Personal	439	445	437	439	437
Credit card	191	192	151	191	151
Business and government	850	976	1,301	850	1,301

Allocated allowance	1,507	1,642	1,926	1,507	1,926
General unallocated allowance	207	224	238	207	238

Total	$1,714	$1,866	$2,164	$1,714	$2,164
Composition of allowance
Specific, including allowance for loan substitute securities	$487	$602	$757	$487	$757
General allocated	1,020	1,040	1,169	1,020	1,169
General unallocated	207	224	238	207	238

Total allowance for credit losses	$1,714	$1,866	$2,164	$1,714	$2,164
Consisting of:
Allowance for loan losses	$1,644	$1,693	$2,055	$1,644	$2,055
Allowance for off-balance sheet and other items	70	173	109	70	109

Total	$1,714	$1,866	$2,164	$1,714	$2,164

Allowance for loan losses as a % of loans, acceptances and reverse repurchase agreements	0.7%	0.7%	1.0%	0.7%	1.0%
Allowance for loan losses as a % of gross impaired loans (coverage ratio)	131%	119%	118%	131%	118%

(1) Financial measures are derived from Canadian GAAP consolidated financial statements, unless otherwise noted. Selected definitions are available in the Glossary on pages 109 and 110 of the 2003 Annual Report.

(2) Impaired loans are net of specific allowance.

ROYAL BANK OF CANADA	- 59 -	Fourth Quarter 2004 Report

Share Information (unaudited)

	October 31	July 31	October 31
(Number of shares in thousands)	2004	2004	2003
First preferred shares (1)
Non-cumulative Series N	12,000	12,000	12,000
Non-cumulative Series O	6,000	6,000	6,000
US$ Non-cumulative Series P	4,000	4,000	4,000
Non-cumulative Series S	10,000	10,000	10,000

	32,000	32,000	32,000

Series 2010 and 2011 trust securities issued by RBC Capital Trust (2)	1,400	1,400	1,400
Series 2013 trust securities issued by RBC Capital Trust II (3)	900	900	900
Stock options
Outstanding	22,372	22,828	24,803
Exercisable	16,401	16,847	15,415
Common shares issued	644,748	649,066	656,021
Treasury shares (4)
US GAAP	5,815	5,660	—
Canadian GAAP	4,863	4,709	—

(1)	Details provided in Royal Bank of Canada’s 2003 Annual Report Note 14 on pages 86 and 87 and Note 19 on page 93.

(2)	Reported in Non-controlling interest in subsidiaries on the U.S. and Canadian GAAP Consolidated balance sheet. Conversion features are available in the prospectus dated July 17, 2000 for Series 2010, and in the prospectus dated November 29, 2000 for Series 2011.

(3)	Reported in Non-controlling interest in subsidiaries on the Canadian GAAP Consolidated balance sheet. Conversion features are available in the prospectus dated July 16, 2003.

(4)	Difference between U.S. and Canadian GAAP pertains to Treasury stock held in stock based compensation vehicles that are consolidated under FIN 46R, Consolidation of Variable Interest Entities.

ROYAL BANK OF CANADA	- 60 -	Fourth Quarter 2004 Report